Computershare
82-18
Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

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Anna Pagliuca
Senior Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com

02055970

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL
P

SEC MAIL RECEIVED PROCESSING
NOV 1 8 2002
WASH, D.C. 180 SECTION

SUPPL

November 15, 2002

BY COURIER

United States Security &
Exchange Commission
Office of International
Corporate Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.

Attention: Mr. A. Swerling
Assistant Director

Dear Mr. Swerling:

RE: DOMTAR INC.

We confirm that the following material was sent by pre-paid mail on November 15, 2002, to the registered shareholders of Common Shares of the subject Corporation, a copy of which is enclosed.

1. «Third Quarter 2002» (English and French)

We also confirm that copies of the above documents were mailed to registered shareholders and non-registered shareholders of the subject Corporation, both of which whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-101.

Yours very truly,

dlw 11/25

Anna Pagliuca

AP/ba

Encls.

c.c.: Domtar Inc.

Domtar

3. Domtar Inc. Third Quarter 2002

"The new strength of paper, you'll find it on shelves everywhere."



Highlights

—Net earnings of $59 million, or $0.26 per common share.

—Operating profit of $136 million.

—Net debt-to-total-capitalization ratio reduced from 55% as at December 31, 2001, to 51% as at September 30, 2002.

Recent developments

—Acquisition synergies reached an annualized run rate of US$60 million as at September 30, 2002, vs a US$65 million target as at December 31, 2002.

—Creation of a new Forest Products Group, which combines both timber and lumber operations.

—Domtar stock included for a fourth consecutive year in the Dow Jones Sustainability Group Index.

Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, printing and publishing papers, and specialty and technical papers. Domtar manages according to internationally recognized standards 22 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

For further information

Investor relations
Christian Dubé
Senior Vice-President
and Chief Financial Officer
Tel.: (514) 848-5511
Fax: (514) 848-5638

Jean-Sébastien Vanbrugghe
Manager, Investor Relations
Tel.: (514) 848-5469
Fax: (514) 848-5638
Email: ir@domtar.com

Communications
William George
Vice-President,
Communications &
Government Relations
Tel.: (514) 848-5103
Fax: (514) 848-6878

Head Office
395 de Maisonneuve Blvd. West
Montréal, Québec H3A 1L6
Tel.: (514) 848-5400
Internet: www.domtar.com

Brokerage firms that follow Domtar:

Bank of America
BMO Nesbitt Burns
CIBC World Markets
D.A. Davidson & Company
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs
J.P. Morgan
Merrill Lynch
Morgan Stanley Dean Witter
National Bank Financial
Raymond James
RBC Capital Markets
Salomon Smith Barney
Scotia Capital Markets
TD Newcrest
UBS Warburg
Valeurs mobilières Desjardins


ALFRED PELLAN
ALFRED PELLAN

Dear Shareholder,

The results of the third quarter are invigorating for the Domtar team. In fact, the growing demand for our products is an indication of our clients' satisfaction with the quality of our products and our prompt, efficient service.

This customer loyalty, a reflection of Domtar's different feel, combined with the rigourous implementation of our two profitability improvement programs, resulted in an outstanding third quarter, in which we tripled our earnings per share over the same quarter last year.

What this means is that we are well on our way to meeting the 2002 objectives we set for our profitability improvement programs and our debt-to-equity ratio. Indeed, at the end of the third quarter, synergies related to the acquisition of four U.S. paper mills already reached an annualized run rate of US$60 million, versus a US$65 million target at the end of 2002. For the same period, our net debt-to-total-capitalization ratio was 51%, compared to our objective of 50% target at December 31, 2002.

In the lumber sector, which accounts for approximately 7% of our sales for the quarter, the imposition of various duties by the U.S. as well as difficult market conditions have led us to consolidate management of our timber and lumber operations under a single group, in order to improve our performance in this business segment.

Finally, we are proud to note that Domtar's overall performance in the area of sustainable development was recognized when its stock was reconfirmed for a fourth consecutive year in the Dow Jones Sustainability Index.

All these factors are helping to position Domtar to take full advantage of any improvements in the economy and provide a 15% return on equity or more over a normal business cycle.

Raymond Royer
President and Chief Executive Officer

MD&A

The Management's Discussion and Analysis contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).

Our Business

Business Profile

Domtar's reporting segments correspond to the following four business activities: Papers, Paper Merchants, Wood and Packaging. For the year ended December 31, 2001, our consolidated net sales were $4.4 billion, including the net sales from the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 (the Acquisition). If the Acquisition had occurred on January 1, 2001, our pro forma consolidated net sales would have been $5.5 billion.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual paper production capacity of approximately 2.7 million tons, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located in the United States and approximately 85% of our paper sales are generated in that country. Uncoated and coated freesheet papers, our principal products, are used for business, printing and publishing, and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

We sell paper principally through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. Sales are made also to a variety of customers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. Our net market pulp position is approximately 630,000 tons. Our Papers business is our most important segment and represented approximately 58% of our consolidated net sales during the first nine months of 2002.

Categories	Business Papers		Printing and Publishing Papers			Technical and Specialty Papers
Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet
Grades	Copy	Premium imaging	Offset Business converting	Lightweight Opaques Text and cover	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Capacity*	As at September 30, 2002: 2,700,000 tons					
	700,000 tons (26%)	200,000 tons (7%)	500,000 tons (19%)	535,000 tons (20%)	400,000 tons (15%)	365,000 tons (13%)

* The allocation of production capacity may vary from year to year in order to take advantage of market conditions. The production capacity reflects the announcement we made on March 27, 2002, to close three paper machines: two in St. Catharines, Ontario and one in Nekoosa, Wisconsin resulting in the reduction of 50,000 tons of paper manufacturing capacity at St. Catharines and 30,000 tons at Nekoosa. St. Catharines ceased operations at the end of September 2002.

Paper Merchants

Our Paper Merchants business involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by us as well as by other manufacturers. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Québec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large client base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented 22% of our consolidated net sales during the first nine months of 2002.

Wood

Our Wood business includes the manufacturing and distribution of lumber and wood-based value-added products as well as the management of forest resources. We operate 14 sawmills and two re-manufacturing facilities, with an annual capacity of 1.2 billion board feet. We seek to maximize the utilization of forestlands for which we are responsible through efficient management and by following certified sustainable forest management practices so that a continuous supply of wood is available for future needs. Our Wood business represented 9% of our consolidated net sales during the first nine months of 2002.

Packaging

Our Packaging business represents our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage Norampac and its debt is non-recourse to us. As required by Canadian GAAP, we account for our 50% interest in Norampac by the proportionate consolidation method. Norampac's network of 25 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills that have a combined annual capacity of more than 1.6 million tons. Our Packaging business represented 11% of our consolidated net sales during the first nine months of 2002.

Summary of Operating Results

Financial Highlights

(In millions of Canadian dollars, except per share amounts)	Three months ended September 30		Nine months ended September 30	
	2002	2001[1]	2002	2001[1]
	$	$	$	$
Net sales	1,390	1,177	4,134	3,075
EBITDA	233	163	592	450
Operating profit	136	83	286	249
Net earnings	59	14	103	122
Net earnings per share (basic)	0.26	0.08	0.45	0.66
Net sales allocation by segment (%):				
Papers	60	54	58	48
Paper Merchants	22	25	22	29
Wood	7	9	9	10
Packaging	11	12	11	13
Total	100	100	100	100
Selling price index (%)	92	94	91	97

1 Figures have been restated following the application of amended accounting recommendations that are described in "Accounting Changes".

Third Quarter 2002 vs Third Quarter 2001

Net Sales of $1.4 Billion

Net sales for the third quarter of 2002 totaled $1,390 million, up $213 million (or 18%) from net sales of $1,177 million in the third quarter of 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills for the full three months in 2002 compared to only two months in the corresponding quarter in 2001, as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the third quarter of 2002 would have decreased by $2 million compared to net sales of the third quarter of 2001. This decrease was mainly due to lower transaction prices for all of our businesses except pulp, as well as by the $11 million net impact of duties on exports of softwood lumber to the United States ($17 million cash deposits made in the third quarter of 2002 compared to a $6 million provision recorded in the corresponding period of 2001). These factors were partially offset by higher shipments in all of our businesses except containerboard, as well as by a stronger U.S. dollar, net of costs related to our hedging program. Overall, product pricing for the third quarter of 2002 is at 92% of our selling price index, compared to 94% during the corresponding period of 2001. (See Sensitivity Analysis.)

Operating Profit of $136 Million

Cost of sales increased by $145 million (or 15%) in the third quarter of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills for the full three months in 2002 compared to only two months in the corresponding quarter in 2001, to our share of Norampac's cost of sales related to recent acquisitions and to higher shipments except containerboard. This increase was partially offset by lower energy costs and a $12 million investment tax credit related to research and development expenditures of prior years.

Selling, general and administrative (SG&A) expenses decreased by $2 million (or 3%) in the third quarter of 2002 compared to the same period of 2001. This decrease was mainly due to the impact of the cost reduction initiatives undertaken, partially offset by the inclusion of SG&A expenses of the Acquired Mills for the full three months in 2002 compared to only two months in 2001, as well as to our share of Norampac's SG&A related to recent acquisitions.

As a result of the factors mentioned above, EBITDA (earnings before financing expenses, income taxes and amortization) for the third quarter of 2002 amounted to $233 million compared to $163 million in the third quarter of 2001 and operating profit for the third quarter of 2002 amounted to $136 million compared to $83 million for the corresponding quarter of 2001.

Net Earnings of $59 Million

Net earnings for the third quarter of 2002 amounted to $59 million ($0.26 per common share) compared to net earnings of $14 million ($0.08 per common share) for the same quarter in 2001. The third quarter 2001 results included the recognition of unrealized foreign exchange losses in accordance with amended accounting recommendations, representing $8 million net of income taxes ($0.04 per common share).

Nine Months Ended September 30, 2002 vs Nine Months Ended September 30, 2001

Net Sales of $4.1 Billion

Net sales for the nine months ended September 30, 2002, totaled $4,134 million, up $1,059 million (or 34%) from net sales of $3,075 million, over the same period in 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills for the full nine months in 2002 compared to only two months in 2001, as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the first nine months of 2002 would have decreased by $7 million compared to net sales of the corresponding period in 2001. This decrease was mainly due to lower transaction prices for all of our businesses as well as by the $16 million net impact of duties on exports of softwood lumber to the United States ($22 million cash deposits made in the first nine months of 2002 compared to a $6 million provision recorded in the corresponding period of 2001). These factors were partially offset by the $20 million net impact of the reversal of provision for countervailing and antidumping duties on exports of softwood lumber to the United States ($28 million reversal of a provision in the second quarter of 2002 net of the $8 million provision recorded in the first quarter of 2002), higher shipments in all of our businesses except containerboard, as well as by a stronger U.S. dollar, net of costs related to our hedging program. Overall, product pricing for the first nine months of 2002 is at 91% of our selling price index, compared to 97% during the corresponding period in 2001.

Operating Profit of $286 Million

On March 27, 2002, we announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St.Catharines paper mill, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share) which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, was a result of a study since its acquisition. In accordance with Canadian Institute of Chartered Accountants (CICA) recommendations, charges related to the closure of this paper machine, amounting to $10 million (US$6 million), are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the nine months ended September 30, 2002 earnings.

Cost of sales increased by $830 million (or 34%) in the first nine months of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills for the full nine months in 2002 compared to only two months in 2001, to our share of Norampac's cost of sales related to recent acquisitions, and by higher shipments except containerboard. This increase was partially offset by lower purchased fiber and energy costs as well as by a $12 million investment tax credit related to research and development expenditures of prior years.

SG&A expenses increased by $56 million (or 31%) in the first nine months of 2002 compared to the same period of 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills for the full nine months in 2002 compared to only two months in 2001, to our share of Norampac's SG&A related to recent acquisitions, as well as to the cashing in of certain insurance policies that were applied to SG&A expenses in the second quarter of 2001. This increase was partially offset by the impact of the cost reduction initiatives undertaken.

As a result of the factors mentioned above, EBITDA for the first nine months of 2002 amounted to $592 million (or $623 million excluding closure costs) compared to $450 million in the first nine months of 2001 and operating profit for the first nine months of 2002 amounted to $286 million (or $331 million excluding closure costs) compared to $249 million for the corresponding period of 2001. These factors were partially offset by the impact of the cost reduction initiatives undertaken.

Net Earnings of $103 Million

The net earnings for the first nine months of 2002 amounted to $103 million ($0.45 per common share) compared to net earnings of $122 million ($0.66 per common share) for the same period in 2001. The year-to-date 2002 net earnings included closure costs described previously of $30 million net of income taxes ($0.13 per common share), as well as earnings from the net impact of the reversal of a provision for countervailing and antidumping duties on exports of softwood lumber to the United States, representing $14 million net of income taxes ($0.06 per common share). The year-to-date 2001 net earnings included earnings from non-recurring items primarily related to the cashing in of certain insurance policies, representing $9 million net of income taxes ($0.05 per common share), the recognition of unrealized foreign exchange losses in accordance with amended accounting recommendations, representing $10 million net of income taxes ($0.06 per common share), as well as a reduction of $33 million ($0.18 per common share) of income tax expense related to a reduction in enacted income tax rates.

Papers

Selected Information

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	833	638	2,413	1,460
Operating profit (millions of Canadian dollars)	121	59	199	177
Operating profit excluding closure costs (millions of Canadian dollars)	121	59	244	177
Shipments:				
Paper ('000 ST)	676	514	1,973	1,188
Pulp ('000 ADST)	196	141	584	292
Shipment paper product offering (%):				
Copy and offset grades	57	48	55	45
Uncoated printing & publishing and premium imaging grades	17	21	18	20
Coated printing & publishing grades	13	18	13	23
Technical & specialty grades	13	13	14	12
Total	100	100	100	100
Benchmark nominal prices[1]:				
Copy 20 lb sheets (US$/ton)	772	789	771	827
Offset 50 lb rolls (US$/ton)	690	697	685	730
Coated publication, no. 3, 60 lb rolls (US$/ton)	740	820	767	863
Pulp NBSK (US$/tonne)	510	487	491	578

1 Source: Pulp & Paper Week.

Sales, Shipments and Operating Profit

Net sales in our Papers business, representing 60% of consolidated net sales in the third quarter of 2002, amounted to $833 million, an increase of $195 million (or 31%) compared to the third quarter of 2001. This increase was primarily due to the inclusion of net sales of the Acquired Mills for the full three months in 2002 compared to only two months in 2001, to the effect of increases in transaction prices for pulp and higher shipments for paper at mills excluding Acquired Mills, as well as to the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program. This increase was partially offset by the decline in transaction prices for paper. On a year-to-date basis, net sales of paper and pulp increased by $953 million (or 65%) compared to the same period in 2001, for the same reasons noted above except that no increases were registered in transaction prices for pulp on a year-to-date basis.

Operating profit in the Papers business amounted to $121 million in the third quarter of 2002, a 105% increase compared to $59 million in the third quarter of 2001. This increase was primarily due to the inclusion of operating profit of the Acquired Mills for the full three months in 2002 compared to only two months in 2001 and to the realization of Acquisition-related synergies. The Papers business also benefited from a $12 million investment tax credit related to research and development expenditures of prior years, the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program, lower purchased fiber and energy costs, higher prices for pulp, as well as higher shipments for paper at mills excluding Acquired Mills. These positive factors were partially offset by lower prices for paper. On a year-to-date basis, operating profit amounted to $199 million, a 12% increase compared to the same period of 2001. Excluding the $45 million provision related to closure costs of the St. Catharines mill, operating profit amounted to $244 million, a $67 million increase (or 38%) compared to $177 million in the third quarter of 2001. This increase was attributable to all the factors mentioned above except that pulp transaction prices decreased on a year-to-date basis.

Pricing Environment

Our average transaction prices in the third quarter of 2002 for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated printing and publishing papers) decreased by US$7/ton compared to the prices experienced in the third quarter of 2001. For the nine months ended September 30, 2002, average transaction prices for 50 lb offset rolls and 20 lb copy sheets decreased by US$36/ton compared to the average prices experienced in the corresponding period of 2001. Effective at the end of September 2002, we announced a US$40/ton price increase for copy and offset grades.

Our weighted average transaction price for all our coated printing & publishing papers in the third quarter of 2002 decreased by US$53/ton compared to the corresponding quarter of 2001. For the nine months ended September 30, 2002, average transaction prices decreased by US$46/ton.

Discipline by pulp producers to manage supply resulted in the implementation of a US$10/tonne price increase for both hardwood and softwood pulp in July 2002. Our average Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices in the third quarter of 2002 increased by an average of US$67/tonne compared to the same quarter in 2001. For the nine months ended September 30, 2002, average transaction prices decreased by US$52/tonne compared to the same period last year.

Production Efficiency

In the Papers business, we pursued our efforts to integrate our newly Acquired Mills. A majority of our new employees (91% of employees of the new Acquired Mills) have already participated in interactive training sessions on Domtar's management philosophy and corporate values.

In the third quarter of 2002, we took market-related downtime, curtailing production by 6,000 tons of paper, representing approximately 1% of our third quarter 2002 production capacity. In addition, during the third quarter of 2002, we slowed back or curtailed production of pulp by 1,000 tons. On a year-to-date basis, we have curtailed production by 50,000 tons of paper and 39,000 tons of pulp. This reflects our commitment to adjust production to our customers' needs and the impact of the closures of three paper machines in St. Catharines and Nekoosa described previously.

During the third quarter of 2002, we continued to focus our efforts on reducing our costs and on achieving synergies related to the Acquisition. As at September 30, 2002, we reached an annualized run rate of US$60 million on our synergies and we are committed to meeting our objective of achieving an annualized run rate of US$65 million by the end of 2002.

Paper Merchants

Selected Information

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	300	291	897	903
Operating profit (millions of Canadian dollars)	6	3	20	13

Sales and Operating Profit

Net sales in the Paper Merchants business, representing 22% of consolidated net sales in the third quarter of 2002, amounted to $300 million, an increase of $9 million (or 3%) compared to the corresponding period of 2001. This increase is due to continued volume growth and market share gains realized throughout 2002, partially offset by lower average selling price levels in comparison to the corresponding quarter of 2001. On a year-to-date basis, net sales of Paper Merchants amounted to $897 million, a decrease of $6 million (or 1%) compared to the same period in 2001 due to lower average selling prices.

Operating profit in the Paper Merchants business of $6 million generated an operating margin of 2% in the third quarter of 2002 compared to operating profit of $3 million and an operating margin of 1% in the corresponding period of 2001. The increase in operating profit was due to margin enhancement and improved cost control. On a year-to-date basis, operating profit of $20 million generated an operating margin of 2.2% compared to operating profit of $13 million and an operating margin of 1.4% for the same period of 2001. The increase in operating profit is due to continuing margin improvement from volume gains combined with more efficient cost of doing business across our own North American merchant network.

Wood

Selected Information	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Net sales (millions of Canadian dollars)	100	106	371	305
Operating profit (loss) (millions of Canadian dollars)	(10)	(4)	13	(20)
Shipments (millions of FBM)	254	247	784	713
Shipments product offering (%):				
Random lengths	42	44	43	42
Studs	38	35	36	36
Value-added	15	14	15	15
Industrial	5	7	6	7
Total	100	100	100	100
Benchmark nominal prices[1]:				
Lumber 2x4x8 R/L no. 1 & no. 2 (US$/MFBM)	319	382	345	355
Lumber 2x4x8 stud (US$/MFBM)	328	372	350	361

[1] Source: Random Lengths.

Sales, Shipments and Operating Profit

Net sales in the Wood business, representing 7% of our consolidated net sales in the third quarter of 2002, amounted to $100 million, a decrease of $6 million (or 6%) compared to the third quarter of 2001. Net sales decreased primarily due to the $11 million net impact of duties on exports of softwood lumber to the United States ($17 million cash deposits made in the third quarter of 2002 compared to a $6 million provision recorded in the corresponding period of 2001), as well as lower selling prices. This decrease was partially offset by higher shipments and a better sales mix stemming from recent investments made in new equipment. On a year-to-date basis, net sales amounted to $371 million, an increase of $66 million (or 22%) compared to the first nine months of 2001. This was primarily as a result of the $20 million net impact of the reversal of provision for countervailing and antidumping duties on exports of softwood lumber to the United States ($28 million reversal of a provision in the second quarter of 2002 net of the $8 million provision recorded in the first quarter of 2002), higher shipments, a better sales mix stemming from recent investments made in new equipment and the favorable effect of a stronger U.S. dollar. These positive factors were partially offset by the $16 million net impact of duties on exports of softwood lumber to the United States ($22 million cash deposits made in the first nine months of 2002 compared to a $6 million provision recorded in the corresponding period of 2001).

Operating loss amounted to $10 million in the third quarter of 2002 compared to $4 million in the third quarter of 2001. The $6 million increase in operating loss is primarily due to the duties on exports of softwood lumber to the United States (as described previously) and lower selling prices, partially offset by lower costs due to cost reduction initiatives as well as a better sales mix stemming from recent investments made in new equipment. For the first nine months of 2002, operating profit was $13 million compared to an operating loss of $20 million for the same period last year. The $33 million increase is primarily due to the $20 million net impact of the reversal of provision for duties on exports of softwood lumber to the United States (as described previously), higher shipments, a better sales mix stemming from recent investments made in new equipment and the favorable effect of a stronger U.S. dollar. This increase was partially offset by the $16 million net impact of duties on exports of softwood lumber to the United States ($22 million cash deposits made in the first nine months of 2002 compared to a $6 million provision recorded in the corresponding period of 2001).

Pricing Environment

In the third quarter of 2002, average transaction prices for Great Lakes 2x4 studs were lower by US$29/MFBM and prices for random lengths were lower by US$44/MFBM compared to the corresponding quarter in 2001. On a year-to-date basis, average transaction prices for Great Lakes 2x4 studs and random lengths remained approximately at the same level as prices in the corresponding period of 2001.

Production Efficiency

In September 2002, Domtar announced the creation of a new Forest Products Group, which combines timber and lumber operations. This initiative was necessary to further increase productivity, reduce costs and improve service to customers in difficult market conditions.

Due to the Canada-US softwood lumber dispute, the Ste-Marie and Ste-Aurélie sawmill operations are still halted for an undetermined period of time. The Grand-Remous sawmill has also ceased operations on July 26, 2002, due to a dispute between the Barriere Lake First Nation and the governments of Québec and Canada. Although the dispute was settled, the sawmill has not been restarted because of market conditions.

Packaging

Selected Information

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Net sales (millions of Canadian dollars)	157	142	453	407
Operating profit (millions of Canadian dollars)	21	25	56	65
Shipments[1]:				
Containerboard ('000 ST)	84	94	256	267
Corrugated containers (millions of square feet)	1,671	1,341	4,837	3,918
Benchmark nominal prices[2]:				
Linerboard 42 lb (US$/ton)	437	442	423	451

1 Represents 50% of Norampac's trade shipments.
2 Source: Pulp & Paper Week.

Sales, Shipments and Operating Profit

Our 50% share of Norampac's net sales, representing 11% of our consolidated net sales in the third quarter of 2002, amounted to $157 million, an increase of $15 million (or 11%) compared to the third quarter of 2001. This was primarily due to higher volume for corrugated products related to Norampac's recent acquisitions. Not taking into account the recently acquired facilities, shipments of corrugated containers increased nonetheless compared to the third quarter of 2001. On a year-to-date basis, Domtar's 50% share of the net sales of Norampac amounted to $453 million, an increase of $46 million (or 11%) compared to the corresponding period last year for the same reasons stated above.

Our 50% share of Norampac's operating profit amounted to $21 million, a decrease of $4 million (or 16%) from the $25 million reported in the third quarter of 2001. This reduction is mainly attributable to an increase in recycled fiber costs and a reduction of the net selling price of containerboard and corrugated products, partially offset by higher volumes of corrugated containers resulting from recent acquisitions. On a year-to-date basis, operating profit amounted to $56 million, a $9 million decrease (or 14%) compared to the same period last year, mainly due to the same reasons stated for the quarter-over-quarter analysis.

Pricing Environment

Prices for both medium and linerboard increased by approximately US$25/ton during the third quarter of 2002 reflecting, respectively, most of the US$40/ton and US$30/ton price increases announced for July 2002, while the 9% price increase announced for corrugated boxes has been fully implemented. Despite these price increases, containerboard transaction prices in the third quarter of 2002 decreased by US$24/ton compared to the third quarter of 2001. On a year-to-date basis, the average kraft linerboard transaction price decreased by US$30/ton compared to the first nine months of 2001.

Production Efficiency

During the third quarter of 2002, Norampac took market-related downtime at its containerboard mills for a total of 15,600 tons, representing approximately 4% of its third quarter 2002 North American production capacity. For the first nine months of the year, downtime amounted to 71,600 tons, representing approximately 6% of Norampac's North American capacity for that period. This reflects Norampac's commitment to adjust production to customers' needs.

Financing Expenses and Income Taxes

Financing Expenses

During the third quarter of 2002, financing expenses were $51 million, a $13 million decrease compared to the third quarter of 2001, mainly due to a lower level of indebtedness, lower interest rates, as well as by the recognition in 2001 of $11 million of unrealized foreign exchange losses in accordance with amended accounting recommendations. On a year-to-date basis, financing expenses amounted to $146 million, a $32 million increase compared to the first nine months of 2001, primarily due to the additional indebtedness we incurred with respect to the Acquisition, partially offset by the recognition in 2001 of $13 million of unrealized foreign exchange losses in accordance with amended accounting recommendations.

Income Taxes

Our income tax expense for the third quarter of 2002 was $28 million, reflecting an effective tax rate of 32.2%, compared to income tax expense of $6 million, reflecting an effective tax rate of 30%, in the corresponding period of 2001. The year-to-date 2001 income tax expense was affected by a $33 million reduction as a result of a decrease in future income tax liabilities due to a reduction in enacted income tax rates, mainly in Ontario. On a year-to-date basis, the effective tax rate was 28.5%, compared to 35.5% in the corresponding period of 2001 when excluding the reduction mentioned previously. The reduction in the year-to-date effective tax rate for 2002 reflects lower overall income taxes applicable to Domtar Inc. and its subsidiaries in certain jurisdictions.

Liquidity and Capital Resources

Selected Information

(In millions of Canadian dollars)	Three months ended September 30 2002	Three months ended September 30 2001	Nine months ended September 30 2002	Nine months ended September 30 2001
Cash flows provided from operating activities before changes in working capital and other items	176	98	466	319
Changes in working capital and other items	(7)	55	(39)	(28)
Cash flows provided from operating activities	169	153	427	291
Net capital expenditures	(50)	(80)	(119)	(192)
Free cash flow	119	73	308	99
			Sept. 30 2002	Dec. 31 2001
Net debt-to-total-capitalization ratio (in %)			51	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility.

Cash flows provided from operating activities in the first nine months of 2002, amounted to $427 million, a $136 million increase compared to the corresponding period of 2001. This increase was mainly due to an increase in EBITDA.

Net capital expenditures for the first nine months ended September 30, 2002, amounted to $119 million, a $73 million decrease compared to the same period of 2001. We intend to limit our annual capital expenditures for 2002 and 2003 to 75% of amortization, or approximately $290 million per year. This amount includes approximately $140 million for capital expenditures relating to the long-term sustainability of our equipment.

Free cash flow (cash flows from operating activities less net capital expenditures) for the first nine months of 2002 totaled $308 million compared to $99 million in the corresponding period of 2001, reflecting the increase in EBITDA, as well as our reduced level of capital spending. Free cash flow generated in the first nine months of 2002 was applied primarily to debt reduction.

As at September 30, 2002, our net debt-to-total-capitalization ratio was 51%, a decrease of 4% compared to December 31, 2001. Net indebtedness, including our 50% share of the net indebtedness of Norampac of $215 million, was $2,643 million as at September 30, 2002, compared to $2,919 million at the end of 2001, including our 50% share of the net indebtedness of Norampac of $192 million.

As at September 30, 2002, the off balance sheet sales of receivables represented $239 million compared to $238 million as at December 31, 2001. We expect to continue to sell receivables in the future on an ongoing basis, since the implicit interest rate on sales of receivables is lower than the interest rate on borrowing alternatives. If we were unable to do so in the future, our working capital requirements would increase. Such sales of receivables are also subject to Domtar retaining specified credit ratings.

As at September 30, 2002, the remainder of the US$1 billion bank term loan totaled US$570 million ($904 million), a decrease of US$160 million ($259 million) from December 31, 2001. The term loan bears interest based on the U.S. dollar LIBOR rate, or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at September 30, 2002, our US$500 million revolving credit facility was undrawn and letters of credit totaling US$8 million ($13 million) were outstanding, resulting in US$492 million ($780 million) of availability under this facility. As at December 31, 2001, US$9 million ($15 million) of the US$500 million revolving credit facility was drawn in the form of overdraft and included in "Bank Indebtedness" and letters of credit totaling US$7 million ($11 million) were outstanding. Borrowings under the existing revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating.

The indentures or agreements under which some of our debt was issued contain covenants, including a limitation on the amount of dividends on our shares that we may pay, on the amount of shares that we may repurchase for cancellation and on the amount of new debt we may incur. Our bank facilities contain certain restrictive quarterly covenants. Our US$500 million unsecured revolving credit facility also requires commitment fees in accordance with standard banking practices.

As at October 31, 2002, we had 227,570,904 common shares, 69,576 Series A Preferred Shares and 1,720,000 Series B Preferred Shares, which were issued and outstanding.

Risks and Uncertainties

Product Prices

Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See Sensitivity Analysis.)

Operating Costs

Operating costs for our businesses can be affected by increases or decreases in energy and other raw material prices as a result of changing economic conditions or due to particular supply and demand considerations.

Competition

The uncoated freesheet market is currently undergoing substantial consolidation, with the top five producers representing approximately 75% of the North American market. We are currently the third largest North American integrated manufacturer and marketer of uncoated freesheet paper. We compete with a number of substantial companies operating in this market. The coated paper products market is large and subject to global competition. The markets for our wood and market pulp are also large and highly fragmented. The packaging products market in which Norampac competes has undergone significant consolidation in the past several years resulting in the creation of a number of substantial competitors. While the principal basis for competition in all our businesses is price, competition can also be based upon quality and customer service, including, in some cases, providing technical advice to customers. For example, the highly technical nature of specialty papers limits competition since not all paper mills can produce the required papers. Competition in this market is generally based more on quality and service than on price.

Foreign Exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are principally driven by U.S. prices of similar products. We generate approximately $1 billion of U.S. dollar denominated sales annually from our Canadian operations. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. Our hedging arrangements as at September 30, 2002, totaling US$377 million (of which US$122 million matures within 2002) protect the value of part of our expected net U.S. dollar cash inflows at an average exchange rate of 1.45 for the next two years, and they limit Domtar from benefiting from a higher U.S. dollar to a maximum average exchange rate of 1.52 for that same period.

Environmental Regulations

The United States and Canadian environmental regulations to which we are subject relate to, among other matters, air emissions, timber cutting, wastewater discharges, waste management, groundwater quality, plant and wildlife protection, landfill sites, employee health and safety and the discharge of materials into the environment. These regulations require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be subject to significant fines and to orders requiring additional expenditures, which could affect our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment. As at September 30, 2002, we made environmental capital expenditures of $5 million, mostly for the improvement of air emissions.

Environmental Liabilities

We are continuing to take remedial action at a number of current and former sites, due in part to soil and some groundwater contamination at these sites. As at September 30, 2002, we had a provision of $48 million for known and determinable site remediation costs, primarily in connection with our former wood preserving business, which we sold in 1993, and relating to sites in various provinces and states. The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. Our costs for site remediation may ultimately exceed the amount of the provision we have established. In addition, we are party to environmental claims and lawsuits, which are being contested. We may incur costs in excess of amounts we have reserved to cover such claims and lawsuits.

Legal Actions

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at September 30, 2002, cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

Lumber Export Duties

Our sales of Wood represent approximately 9% of our consolidated net sales and we export approximately 62% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. On May 2, 2002, the United States International Trade Commission rendered its final determination of injury and consequently, cash deposits of 27.72% must be applied on Canadian exports of softwood lumber to the United States as of May 22, 2002. The Government of Canada has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We are currently experiencing, and will continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(In millions of Canadian dollars, except per share amounts)	Annual Impact On [c]		
	Operating Profit $	Net Earnings $	Earnings Per Share $
Each US$10/unit change in price of: [a]			
Papers			
Copy and offset grades	19	12	0.05
Uncoated printing & publishing and premium imaging grades	11	7	0.03
Coated printing & publishing grades	6	4	0.02
Technical & specialty grades	6	4	0.02
Pulp – net position	7	5	0.02
Wood			
Lumber	15	10	0.04
Packaging			
Containerboard	6	4	0.02
Foreign exchange			
CAN 1¢ change in relative value to the U.S. dollar			
After hedging [b]	4	3	0.01
Before hedging	10	6	0.03
Interest rate			
1% change in interest rates on our floating rate debt	N/A	9	0.04

(a) Based on 2002 capacity (in tons or MFBM).
(b) Based on currency hedging portfolio for the period of January 1 to December 31, 2002.
(c) Based on an exchange rate of 1.55 and a marginal tax rate of 35%.

Benchmark Nominal Prices [1]	1995	1996	1997	1998	1999	2000	TREND [2]	2001	Q3 2001	Q3 2002
Papers:										
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	870	815	789	772
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	748	719	697	690
Coated publication, no. 3, 60 lb rolls (US$/ton)	1,200	943	941	909	851	948	984	853	820	740
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	625	558	487	510
Wood:										
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	328	345	372	328
Packaging:										
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	431	445	442	437

	1995	1996	1997	1998	1999	2000	TREND	2001	Q3 2001	Q3 2002
Selling price index	120%	100%	99%	94%	93%	102%				
Selling price index after Acquisition							100%	96%	94%	92%

1 Source: Pulp & Paper Week and Random Lengths.
The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" refers to a metric tonne.
2 Source: Consensus of analysts.

Accounting Changes

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. The recommendations do not require the use of the fair value method when accounting for stock-based awards to employees, except for stock-based compensation that meets specific criteria.

We have chosen to record an expense for the stock options granted to our employees using the fair-value method. In accordance with the transitional provisions of the new accounting recommendations, we have adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $3 million for the nine months ended September 30, 2002.

Foreign Currency Translation

Effective January 1, 2002, we have adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, we have applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of income taxes) to opening retained earnings for the year ended December 31, 2001. Financing expenses for the three months and nine months ended September 30, 2001, were increased by $11 million ($8 million net of income taxes) and by $13 million ($10 million net of income taxes), respectively, to reflect the application of these recommendations. Financing expenses for the year ended December 31, 2001, were increased by $15 million ($12 million net of income taxes).

We have designated all of our U.S. dollar denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of our future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Norampac has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in "Financing Expenses."

Goodwill and Intangible Assets

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, we have performed the impairment test of our goodwill and have determined that no write down for impairment was necessary. Also, we have reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment," an amount of $12 million, resulting from prior years' acquisitions that meets the criteria for recognition apart from goodwill. In 2001, amortization expense related to goodwill was $1 million per quarter, or $4 million for the year.

Outlook

The improvement in the balance between supply and demand for the uncoated freesheet market presents interesting prospects for the mid- to long-term fundamentals in this market. Our ability to successfully implement our two profitability improvement programs positions us to take full advantage of any improvements in the economy and meet our target of 15% return on equity (ROE) or more over a business cycle.

Consolidated Financial Statements

Consolidated Earnings

(In millions of Canadian dollars, unless otherwise noted)	Three months ended September 30			Nine months ended September 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net sales	877	1,390	1,177	2,607	4,134	3,075
Operating expenses						
Cost of sales	684	1,085	940	2,064	3,273	2,443
Selling, general and administrative	46	72	74	150	238	182
Amortization	61	97	80	184	292	201
Closure costs (Note 6)	–	–	–	29	45	–
	791	1,254	1,094	2,427	3,848	2,826
Operating profit	86	136	83	180	286	249
Financing expenses	32	51	64	92	146	114
Amortization of deferred gain	(1)	(2)	(1)	(3)	(4)	(3)
Earnings before income taxes	55	87	20	91	144	138
Income tax expense (Note 8)	18	28	6	26	41	16
Net earnings	37	59	14	65	103	122
Per common share (Note 5)						
Net earnings						
Basic	0.16	0.26	0.08	0.28	0.45	0.66
Diluted	0.16	0.26	0.08	0.28	0.45	0.66
Weighted average number of common shares outstanding (millions)						
Basic	227.4	227.4	180.8	227.1	227.1	180.6
Diluted	228.3	228.3	181.6	228.0	228.0	181.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Retained Earnings

(In millions of Canadian dollars, unless otherwise noted)	Three months ended September 30			Nine months ended September 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Retained earnings at beginning of period – as reported	424	672	652	428	679	557
Cumulative effect of changes in accounting policies (Note 2)	–	–	(24)	(21)	(34)	(22)
Retained earnings at beginning of period – as restated	424	672	628	407	645	535
Net earnings	37	59	14	65	103	122
Dividends on common shares	(5)	(8)	(6)	(15)	(24)	(18)
Dividends on preferred shares	–	–	–	(1)	(1)	(2)
Premium on purchase for cancellation of common shares	–	–	–	–	–	(1)
Retained earnings at end of period	456	723	636	456	723	636

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In millions of Canadian dollars, unless otherwise noted)	September 30 2002 (Unaudited)	September 30 2002 (Unaudited)	December 31 2001 Restated (Note 2)
	US$ (Note 3)	$	$
Assets			
Current assets			
Cash and cash equivalents	46	73	36
Receivables	269	426	300
Inventories	448	711	779
Prepaid expenses	17	27	24
Future income taxes	18	29	29
	798	1,266	1,168
Property, plant and equipment	3,431	5,441	5,612
Goodwill	51	79	62
Other assets	108	172	213
	4,388	6,958	7,055
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	26	41	45
Trade and other payables	486	771	719
Income and other taxes payable	27	43	19
Long-term debt due within one year	38	60	38
	577	915	821
Long-term debt	1,649	2,615	2,872
Future income taxes	347	551	528
Other liabilities and deferred credits	223	353	408
Shareholders' equity			
Preferred shares	29	46	48
Common shares	1,103	1,749	1,731
Contributed surplus	1	2	–
Retained earnings	456	723	645
Accumulated foreign currency translation adjustments	3	4	2
	1,592	2,524	2,426
	4,388	6,958	7,055

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

(In millions of Canadian dollars, unless otherwise noted)	Three months ended September 30			Nine months ended September 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Operating activities						
Net earnings	37	59	14	65	103	122
Non-cash items:						
Amortization	61	97	80	193	306	201
Future income taxes	13	20	(16)	13	21	(29)
Amortization of deferred gain	(1)	(2)	(1)	(2)	(4)	(3)
Closure costs excluding write down of property, plant and equipment (Note 6)	–	–	–	20	31	–
Payments of closure costs	(3)	(4)	–	(3)	(4)	–
Other	4	6	21	8	13	28
	111	176	98	294	466	319
Changes in working capital and other items						
Receivables	(38)	(61)	23	(59)	(94)	6
Inventories	6	10	3	43	69	(21)
Prepaid expenses	–	–	(2)	(1)	(2)	(7)
Trade and other payables	8	12	22	(32)	(50)	(22)
Income and other taxes payable	16	25	9	16	25	16
Other	4	7	–	8	13	–
	(4)	(7)	55	(25)	(39)	(28)
Cash flows provided from operating activities	107	169	153	269	427	291
Investing activities						
Net additions to property, plant and equipment	(31)	(50)	(80)	(75)	(119)	(192)
Business acquisitions (Note 4)	–	–	(2,563)	(17)	(27)	(2,588)
Other	4	7	4	(5)	(8)	(13)
Cash flows used for investing activities	(27)	(43)	(2,639)	(97)	(154)	(2,793)
Financing activities						
Dividend payments	(5)	(8)	(7)	(16)	(25)	(21)
Change in bank indebtedness	4	6	58	(2)	(4)	27
Change in revolving bank credit, net of expenses	(5)	(7)	(240)	18	29	(178)
Issuance of long-term debt, net of expenses	–	–	2,891	–	–	2,891
Repayment of long-term debt	(69)	(110)	(201)	(159)	(252)	(217)
Common shares issued, net of expenses	2	3	2	11	18	5
Redemptions of preferred shares	(1)	(1)	(1)	(1)	(2)	(2)
Cash flows provided from (used for) financing activities	(74)	(117)	2,502	(149)	(236)	2,505
Net increase in cash and cash equivalents	6	9	16	23	37	3
Cash and cash equivalents at beginning of period	40	64	16	23	36	29
Cash and cash equivalents at end of period	46	73	32	46	73	32

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Three months and nine months ended September 30 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

1. Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at September 30, 2002, and December 31, 2001, as well as its results of operations and its cash flows for the three months and nine months ended September 30, 2002 and 2001.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in note 2.

2. Accounting Changes

Stock-based compensation and other stock-based payments

Effective January 1, 2002, Domtar has adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for stock-based payments to non-employees. The recommendations do not require the use of the fair value method when accounting for stock-based awards to employees, except for stock-based compensation that meets specific criteria.

Domtar has chosen to record an expense for the stock options granted to its employees using the fair value method. In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The effect of the adoption of the recommendations has been reflected as a charge of $3 million for the nine months ended September 30, 2002.

Foreign currency translation

Effective January 1, 2002, Domtar has adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized exchange gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, Domtar has applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of income taxes) to opening retained earnings for the year ended December 31, 2001. Financing expenses for the three months and nine months ended September 30, 2001, were increased by $11 million ($8 million net of income taxes) and by $13 million ($10 million net of income taxes), respectively, to reflect the application of these recommendations. Financing expenses for the year ended December 31, 2001, were increased by $15 million ($12 million net of income taxes).

The Corporation has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Norampac (a 50-50 joint venture with Cascades Inc.) has designated a portion of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt the exchange gains and losses are included in "Financing expenses".

Goodwill and intangible assets

Effective January 1, 2002, Domtar has adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life.

In accordance with the transitional provisions of the new accounting recommendations, Domtar has performed the impairment test of its goodwill and has determined that no write down for impairment was necessary. Also, the Corporation reclassified, from goodwill to timber limits and timberlands, presented under "Property, plant and equipment", an amount of $12 million, resulting from prior years' acquisitions, that meets the criteria for recognition apart from goodwill. In 2001, amortization expense related to goodwill was $1 million per quarter or $4 million for the year.

(In millions of Canadian dollars, unless otherwise noted)

3. United States Dollar Amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2002 month-end rate of CAN$1.5858 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

4. Business Acquisitions

On January 21, 2002, Norampac acquired all the issued and outstanding shares of Star Container Corp., a corrugated products converting plant located in Leominster, Massachusetts, for a total cash consideration of approximately $50 million. Also in 2002, Norampac acquired other businesses for a total cash consideration of $3 million. The Corporation's proportionate share of these acquisitions is $27 million in 2002.

5. Earnings per Share

The following table provides the reconciliation between basic and diluted earnings per share:

	Three months ended September 30			Nine months ended September 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
			Restated (Note 2)			Restated (Note 2)
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net earnings	37	59	14	65	103	122
Dividend requirements of preferred shares	–	–	–	1	1	2
Net earnings applicable to common shares	37	59	14	64	102	120
Weighted average number of common shares outstanding (millions)	227.4	227.4	180.8	227.1	227.1	180.6
Effect of dilutive stock options (millions)	0.9	0.9	0.8	0.9	0.9	0.8
Weighted average number of diluted common shares outstanding (millions)	228.3	228.3	181.6	228.0	228.0	181.4
Basic earnings per share	0.16	0.26	0.08	0.28	0.45	0.66
Diluted earnings per share	0.16	0.26	0.08	0.28	0.45	0.66

6. Closure Costs

On March 27, 2002, Domtar announced plans to permanently shut down the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, which occurred at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes, or $0.13 per common share), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, was a result of a study since its acquisition. In accordance with CICA recommendations, charges related to the closure of this paper machine, amounting to $10 million (US$6 million), are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the nine months ended September 30, 2002 earnings.

7. Segmented Disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

Papers – represents the aggregation of the manufacturing and distribution of business, printing and publishing, and technical and specialty papers, as well as pulp.

Paper Merchants – involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by Domtar as well as by other manufacturers.

Wood – includes the manufacturing and distribution of lumber and wood-based value-added products as well as the management of forest resources.

Packaging – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

Segmented data

	Three months ended September 30			Nine months ended September 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net sales						
Papers	571	905	709	1,676	2,658	1,676
Paper Merchants	189	300	291	566	897	903
Wood[a]	83	131	126	276	437	374
Packaging	100	159	144	289	459	414
Total for reportable segments	943	1,495	1,270	2,807	4,451	3,367
Intersegment sales–Papers	(45)	(72)	(71)	(154)	(245)	(216)
Intersegment sales–Wood	(20)	(31)	(20)	(42)	(66)	(69)
Intersegment sales–Packaging	(1)	(2)	(2)	(4)	(6)	(7)
Consolidated net sales	877	1,390	1,177	2,607	4,134	3,075
Amortization						
Papers[b]	50	79	62	158	250	152
Paper Merchants	–	–	1	1	2	3
Wood	6	10	9	18	29	23
Packaging	5	8	7	15	23	21
Total for reportable segments	61	97	79	192	304	199
Corporate	–	–	1	1	2	2
Consolidated amortization	61	97	80	193	306	201
Operating profit (loss)						
Papers[b] [c]	76	121	59	125	199	177
Paper Merchants	4	6	3	13	20	13
Wood[a]	(6)	(10)	(4)	8	13	(20)
Packaging	13	21	25	35	56	65
Total for reportable segments	87	138	83	181	288	235
Corporate[d]	(1)	(2)	–	(1)	(2)	14
Consolidated operating profit	86	136	83	180	286	249

(In millions of Canadian dollars, unless otherwise noted)

7.
Segmented Disclosures (continued)

	Three months ended September 30			Nine months ended September 30		
	2002	2002	2001	2002	2002	2001
	(Unaudited)			(Unaudited)		
	US$ (Note 3)	$	$	US$ (Note 3)	$	$
Net additions to property, plant and equipment						
Papers	20	32	45	48	76	108
Paper Merchants	–	1	1	1	2	4
Wood	8	12	20	15	23	49
Packaging	5	8	12	11	18	29
Total for reportable segments	33	53	78	75	119	190
Corporate	1	2	3	4	6	5
Disposals of property, plant and equipment	(3)	(5)	(1)	(4)	(6)	(3)
Consolidated net additions to property, plant and equipment	31	50	80	75	119	192

	September 30 2002 (Unaudited)	September 30 2002 (Unaudited)	December 31 2001 Restated (Note 2)
	US$ (Note 3)	$	$
Segmented assets			
Papers	3,355	5,320	5,512
Paper Merchants	117	185	208
Wood	382	606	563
Packaging	423	671	626
Total for reportable segments	4,277	6,782	6,909
Corporate	111	176	146
Consolidated assets	4,388	6,958	7,055

(a) The net sales and the operating profit for the nine months ended September 30, 2002, reflect a reversal of a $20 million provision recorded in the third quarter and fourth quarter of 2001; $6 million and $14 million respectively, for countervailing and antidumping duties on exports of softwood lumber to the United States.
(b) The 2002 year-to-date results reflect a $45 million charge, including $14 million related to the write down of property, plant and equipment, relating to the shutdown of the St. Catharines, Ontario, paper mill.
(c) The three months and nine months ended September 30, 2002, include the recognition of $12 million for investment tax credits related to research and development expenses of prior years, reflected as a reduction of the cost of sales.
(d) The nine months ended September 30, 2001, include $14 million primarily related to the cashing in of certain insurance policies.

8.
Income Taxes

Income tax expense has been reduced by $33 million as a result of a reduction in statutory enacted income tax rates in June 2001. Excluding this item, income tax expense for the nine months ended September 30, 2001, would have been $49 million.

9.
Derivative Financial Instruments

During the three months ended September 30, 2002, the Corporation entered into cash settled swap agreements to manage price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp covering a period starting November 2002 and ending October 2005. The agreements fix the sale price for 1,500 tonnes per month for 36 months of NBSK pulp at US$558 per tonne.

10.
Comparative Figures

To conform with the basis of presentation adopted in the current year, certain figures previously reported have been reclassified.

Your life, our products



Segment	Customers	Products	Applications
Papers 60% [(1)]	Businesses Quick printers Homes	**Business papers** High volume copy paper Premium imaging/ technology paper	Photocopies Office documents Presentations
	Commercial printers	**Commercial printing papers** Offset Opaque Coated	Pamphlets Brochures Direct mail Commercial printing Forms and envelopes
Paper Merchants 22% [(1)]	Designers	**Designer papers** Text, cover and writing Premium coated	Annual reports Stationery High-end printing
	Publishers	**Publication papers** Uncoated lightweights Coated lightweights Heavyweight book	Books Catalogues Magazines
	Converters Makers of end products	**Technical and specialty papers** Flexible packaging Label papers Medical disposables Decorative papers	Food and candy wrapping Surgical gowns Security check papers Wallpapers
Wood 7% [(1)]	Home improvement centers Wholesalers and distributors	**Value-added and dimensional lumber** Premium, J-Grade, Decking, MSR, I-Joist Dimensional lumber Studs	Building and remodeling Residential construction
	Re-manufacturers of wood products	**Wood components** Wood components	Re-manufactured into bed frames, shelving, door and window components, etc
Packaging 11% [(1)]	Makers of boxes End users of containerboard boxes	**Packaging** Custom made boxes	Packaging of very small to very large objects





(1) As per net sales in 3rd quarter of 2002.

3. Domtar Inc. Third Quarter 2002

Highlights

Net sales
(In millions of CAN$)



954 945 954 944 1,117 1302 1328 1416 1,390
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2000[2] 2001[2] 2002

EBITDA[1]
(In millions of CAN$)



181 157 138 149 163 157 128 217 233
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Net earnings (loss)
(In millions of CAN$)



57 80 21 87 14 18 (11) 55 59
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Net earnings (loss)
per basic share (in CAN$)



0.31 0.43 0.11 0.48 0.08 0.08 (0.05) 0.24 0.26
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

Selected Financial Data

(In millions of Canadian dollars, unless otherwise noted)	Three months ended September 30 (Unaudited)	June 30 (Unaudited)	September 30[2] (Unaudited)	Year ended December 31[2]	
	2002	2002	2001	2001	2000
	$	$	$	$	$
Operating results					
Net sales	1,390	1,416	1,177	4,377	3,598
EBITDA[1]	233	217	163	607	715
Operating profit	136	118	83	313	476
Financing expenses	51	43	64	167	119
Net earnings	59	55	14	140	262
Net earnings per common share	0.26	0.24	0.08	0.72	1.42
Cash flows provided from operating activities per common share	0.74	1.13	0.85	3.80	3.21
Weighted average number of common shares outstanding (millions)	227.4	227.3	180.8	191.2	182.9
Balance sheet data					
Total assets	6,958			7,055	4,235
Long-term debt	2,675			2,872	973
Shareholders' equity	2,524			2,426	1,809
Net debt-to-total-capitalization	51%			55%	36%
Book value per common share	10.89			10.51	9.79
Others					
Cash flows provided from operating activities	169			727	587
Free cash flow	119			441	345
Annualized return on equity (ROE)	10%			7%	16%

[1] Earnings before interest expense, income taxes and amortization

[2] Figures have been restated to reflect the application of amended accounting recommendations

Relative performance – DTC Index:1998 = 1



DTC
S&P 500 Materials Index
S&P/TSX Index
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Domtar stock price



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Domtar

Domtar

3. Domtar Inc.
Troisième trimestre 2002

« La nouvelle force du papier, vous la trouverez sur les étagères. »



Faits saillants

—Bénéfice net de 59 millions de dollars ou 0,26 $ par action ordinaire.

—Bénéfice d'exploitation de 136 millions de dollars.

—Le ratio de la dette nette aux capitaux totaux a diminué, passant de 55 % au 31 décembre 2001 à 51 % au 30 septembre 2002.

Développements récents

—Les synergies découlant de l'acquisition représentent des économies annualisées de 60 millions de dollars US au 30 septembre 2002 par rapport à l'objectif visé de 65 millions de dollars US au 31 décembre 2002.

—Domtar a créé un nouveau groupe des produits forestiers qui réunit les scieries et les exploitations forestières.

—L'action de Domtar a été incluse dans le *Dow Jones Sustainability Group Index* pour la quatrième année consécutive.

Domtar est le troisième producteur de papiers non couchés en Amérique du Nord. Il est également un chef de file dans la fabrication de papiers d'affaires, de papiers d'impression et de publication, et de papiers d'usage technique et de spécialité. Domtar gère selon des normes de gestion environnementales reconnues internationalement 22 millions d'acres de forêt au Canada et aux États-Unis, et produit du bois d'œuvre ainsi que d'autres produits forestiers. Domtar compte 12 500 employés en Amérique du Nord. Enfin, l'entreprise détient également une participation de 50 % dans Norampac inc., le plus important producteur canadien de cartons-caisses.

Pour plus de renseignements

Relations avec les investisseurs
Christian Dubé
Premier vice-président
Tél. : (514) 848-5511
Téléc. : (514) 848-5638

Jean-Sébastien Vanbrugghe
Directeur, relations avec les investisseurs
Tél. : (514) 848-5469
Téléc. : (514) 848-5638
Courriel : ir@domtar.com

Communications
William George
Vice-président, communications et relations gouvernementales
Tél. : (514) 848-5103
Téléc. : (514) 848-6878

Siège social
395, boul. de Maisonneuve Ouest
Montréal (Québec) H3A 1L6
Tél. : (514) 848-5400
Internet : www.domtar.com

Domtar est suivie par les firmes ci-dessous :

Bank of America
BMO Nesbitt Burns
Marchés mondiaux CIBC
D.A. Davidson & Company
Deutsche Bank Securities
Equity Research Associates
Goldman Sachs
J.P. Morgan
Merrill Lynch
Morgan Stanley Dean Witter
Financière Banque Nationale
Raymond James
RBC Marchés des Capitaux
Salomon Smith Barney
Scotia Capital Markets
TD Newcrest
UBS Warburg
Valeurs mobilières Desjardins


ALFRED PELLAN

Chère/Cher actionnaire,

Les résultats du troisième trimestre sont stimulants pour l'équipe Domtar. En effet, la demande croissante pour nos produits est un gage de la satisfaction de notre clientèle envers nos efforts pour améliorer la qualité de nos produits ainsi que l'efficacité et la promptitude de notre service.

Témoin de la touche différente de Domtar, cette loyauté de notre clientèle, conjuguée à la rigueur de l'exécution de nos deux programmes d'amélioration de la rentabilité, a donné lieu à un excellent troisième trimestre et nous a permis de tripler nos profits par action, comparativement au même trimestre de l'an dernier.

Ceci fait en sorte que nous sommes en bonne voie d'atteindre nos objectifs de l'année 2002 liés à nos programmes d'amélioration de la rentabilité et à notre ratio de la dette aux capitaux propres. Effectivement, à la fin du troisième trimestre, les économies annualisées découlant des synergies liées à l'acquisition des quatre usines américaines atteignaient déjà 60 millions de dollars US, comparativement à l'objectif de 65 millions de dollars US à la fin de l'année; le ratio de la dette nette aux capitaux totaux se chiffrait quant à lui à 51 % pour la même période, par rapport à l'objectif de 50 % pour le 31 décembre 2002.

Dans le secteur du bois d'œuvre, qui représente environ 7 % de notre chiffre d'affaires ce trimestre, les nouveaux défis liés aux différents droits imposés par les États-Unis sur les exportations canadiennes, et les conditions de marché difficiles, nous ont incités à regrouper sous une même direction la gestion des scieries et des exploitations forestières afin d'améliorer la performance de ce secteur d'activités.

Enfin, nous sommes fiers de constater que la performance générale de Domtar en matière de développement durable a été reconnue pour la quatrième année consécutive en ayant son titre reconduit dans le *Dow Jones Sustainability Index*.

Voilà autant d'éléments qui contribuent à bien positionner Domtar et à lui permettre de tirer avantage d'une éventuelle reprise économique en offrant un rendement de l'avoir des actionnaires d'au moins 15 % sur la durée d'un cycle normal.

Le président et chef de la direction,

Raymond Royer

Commentaires et analyse par la direction

Les commentaires et l'analyse par la direction comportent des énoncés de nature prospective. Ces énoncés impliquent des risques et incertitudes connus et inconnus tels que : les conditions d'affaires et économiques générales ; les prix de vente des produits ; les coûts des matières premières et les charges d'exploitation ; l'évolution des taux de change ; notre capacité d'intégrer les opérations acquises à nos opérations actuelles et d'autres facteurs cités dans le présent document de même que dans les documents que la Société dépose dans le cadre du processus d'information continue. Ainsi, les résultats réels de la Société peuvent différer sensiblement de ceux décrits ou sous-entendus dans les énoncés prospectifs. Sauf indication contraire, toutes les informations financières aux présentes sont exprimées en dollars canadiens et établies selon les principes comptables généralement reconnus (PCGR) du Canada.

Nos secteurs d'activité

Profil de l'entreprise

Les activités de Domtar sont réparties entre quatre secteurs : papiers, marchands de papier, bois et emballages. Pour l'exercice terminé le 31 décembre 2001, nos ventes nettes consolidées, y compris les ventes nettes des quatre usines américaines intégrées de pâte et papier (les Usines Acquises) acquises le 7 août 2001 (l'Acquisition), se sont chiffrées à 4,4 milliards de dollars. Si l'Acquisition avait eu lieu le 1er janvier 2001, nos ventes nettes consolidées pro forma auraient atteint 5,5 milliards de dollars.

Papiers

Nous sommes le troisième fabricant intégré et distributeur de papiers non couchés en Amérique du Nord. Nous exploitons six usines de pâte et papier au Canada et cinq aux États-Unis, dont la capacité de production annuelle totalise environ 2,7 millions de tonnes. Ces exploitations sont complétées par des entrepôts et bureaux de vente occupant des positions stratégiques. Plus de 50 % de notre capacité de production de papier est située aux États-Unis où nous effectuons environ 85 % de nos ventes. Les papiers non couchés et couchés, nos principaux produits, sont utilisés comme papiers d'affaires, d'impression et de publication ainsi que pour des applications techniques et de spécialité. Le tableau ci-dessous illustre nos principaux produits de papier et notre capacité de production annuelle.

Nos papiers sont vendus principalement par l'entremise d'un vaste réseau de marchands, appartenant à Domtar et indépendants, qui distribuent nos produits de papier à partir de plus de 350 établissements à l'échelle de l'Amérique du Nord. Nous vendons aussi nos produits à divers clients, notamment à des bureaux d'affaires, des fabricants de matériel de bureau, des points de vente au détail, des imprimeurs commerciaux, des éditeurs et des façonniers de papier. De plus, nous vendons la production de pâte excédant nos besoins internes. Notre position globale nette au chapitre de la pâte commerciale est d'environ 630 000 tonnes. Notre secteur des papiers est le plus important et représentaient environ 58 % de nos ventes nettes consolidées au cours des neuf premiers mois de 2002.

Catégories	Papiers d'affaires		Papiers d'impression et de publication			Papiers d'usage technique et de spécialité
Types	Papiers non couchés				Papiers couchés	Papiers non couchés et couchés
Qualités	Reprographie	Numérique haut de gamme	Offset Transformation commerciale	Léger Opaque Édition et couverture	Léger Haut de gamme Ordinaire	Emballages souples Papiers abrasifs Papiers décoratifs Papiers numériques Papiers pour étiquettes Fournitures médicales jetables
Applications	Photocopies Documents de bureau Présentations		Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes	Papeterie Brochures Rapports annuels Livres Catalogues	Brochures Rapports annuels Livres Magazines Catalogues	Emballages pour aliments et bonbons Blouses de chirurgien Notes autocollantes Papiers pour chèques sécurisés Papiers peints
Capacité*	Le 30 septembre 2002 : 2 700 000 tonnes					
	700 000 tonnes (26 %)	200 000 tonnes (7 %)	500 000 tonnes (19 %)	535 000 tonnes (20 %)	400 000 tonnes (15 %)	365 000 tonnes (13 %)

* La ventilation de la capacité de production peut varier d'une année à l'autre pour tirer profit des conditions des marchés. La capacité de production tient compte de l'annonce, faite le 27 mars 2002, de la fermeture de trois machines à papier : deux à St. Catharines en Ontario et une à Nekoosa au Wisconsin. La capacité de production de papier sera donc réduite de 50 000 tonnes à St. Catharines et de 30 000 tonnes à Nekoosa. L'usine de St. Catharines a cessé ses activités à la fin de septembre 2002.

Marchands de papier

Notre secteur des marchands de papier comprend l'achat, l'entreposage, la vente et la distribution des papiers d'affaires et d'impression, de fournitures d'arts graphiques et de produits industriels fabriqués par nous, de même que par d'autres fabricants. Nos marchands de papier canadiens exploitent, au total, huit succursales situées dans l'est du Canada (Buntin Reid en Ontario, JBR/La Maison du Papier au Québec et The Paper House dans les provinces de l'Atlantique), tandis que notre marchand de papier américain (RIS Paper) sert un grand bassin de clients à partir de vingt centres situés dans les régions du Nord-Est, du Midwest et du centre du littoral de l'Atlantique des États-Unis. Notre secteur des marchands de papier représentait 22 % de nos ventes nettes consolidées au cours des neuf premiers mois de 2002.

Bois

Notre secteur du bois comprend la fabrication et la distribution de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières. Nous opérons quatorze scieries et deux usines de deuxième transformation, dont la capacité de production est de 1,2 milliard de pieds mesure de planche par année. Nous visons à maximiser l'utilisation des terrains forestiers dont nous sommes responsables par une gestion efficace et l'emploi de méthodes certifiées durables de manière à s'assurer que l'approvisionnement continu en bois sera disponible pour nos besoins futurs. Notre secteur du bois représentait 9 % de nos ventes nettes consolidées au cours des neuf premiers mois de 2002.

Emballages

Notre secteur des emballages est constitué de la participation de 50 % de Domtar dans Norampac, coentreprise entre Domtar Inc. et Cascades inc. Nous ne gérons pas Norampac, et ses créanciers n'ont aucun recours contre nous à l'égard de sa dette. Ainsi que l'exigent les PCGR du Canada, nous comptabilisons notre participation de 50 % dans Norampac selon la méthode de la consolidation proportionnelle. Le réseau des 26 usines d'emballages en carton ondulé de Norampac, situées stratégiquement dans l'ensemble du Canada et comprenant des établissements aux États-Unis et au Mexique, offre des solutions d'emballages multiservices et fabrique une vaste gamme de produits. Ces exploitations sont totalement intégrées sur une base directe ou indirecte avec les huit usines de cartons-caisses de Norampac dont la capacité de production annuelle combinée est d'environ 1,6 million de tonnes. Notre secteur des emballages représentait 11 % de nos ventes nettes consolidées au cours des neuf premiers mois de 2002.

Sommaire des résultats d'exploitation

Faits saillants financiers

(en millions de dollars canadiens, à l'exception des montants par action)	Trois mois terminés le 30 septembre		Neuf mois terminés le 30 septembre	
	2002	2001[1]	2002	2001[1]
	$	$	$	$
Ventes nettes	1 390	1 177	4 134	3 075
BAIIA	233	163	592	450
Bénéfice d'exploitation	136	83	286	249
Bénéfice net	59	14	103	122
Bénéfice net par action (de base)	0,26	0,08	0,45	0,66
Ventes nettes par secteur (%) :				
Papiers	60	54	58	48
Marchands de papier	22	25	22	29
Bois	7	9	9	10
Emballages	11	12	11	13
Total	100	100	100	100
Indice des prix de vente (%)	92	94	91	97

[1] Les chiffres ont été redressés à la suite des recommandations comptables modifiées telles que décrites dans la section « changements de conventions comptables ».

Comparaison du troisième trimestre de 2002 et du troisième trimestre de 2001

Ventes nettes de 1,4 milliard de dollars

Les ventes nettes ont totalisé 1 390 millions de dollars au troisième trimestre de 2002, en hausse de 213 millions de dollars, soit 18 %, en regard des ventes nettes de 1 177 millions de dollars conclues à la même période en 2001. L'augmentation s'explique avant tout par l'inclusion des ventes nettes des Usines Acquises pour la totalité du trimestre en 2002 comparativement à seulement deux mois au trimestre correspondant de 2001, ainsi que par l'inclusion de notre part des ventes nettes des récentes acquisitions faites par Norampac. Abstraction faite de l'incidence des acquisitions décrites ci-dessus, les ventes nettes au troisième trimestre de 2002 auraient diminuées de 2 millions de dollars comparativement au troisième trimestre de 2001. Cette diminution est attribuable surtout à la baisse des prix de ventes réalisés dans tous nos secteurs d'activités, à l'exception de celui de la pâte et à l'incidence nette des droits sur les exportations de bois d'œuvre résineux aux États-Unis, soit 11 millions de dollars (versement de dépôts en espèces de 17 millions de dollars au troisième trimestre comparativement à une provision de 6 millions de dollars comptabilisée lors de la période correspondante de 2001). Ces facteurs ont été atténués par l'accroissement des expéditions dans tous les secteurs d'activités, à l'exception de celui des cartons-caisses, et par une devise américaine plus forte, déduction faite du coût de notre programme de couverture. Dans l'ensemble, les prix des produits au troisième trimestre de 2002 correspondent à 92 % de notre indice des prix de vente, comparativement à 94 % lors de la période correspondante de 2001. (Voir l'analyse de sensibilité).

Bénéfice d'exploitation de 136 millions de dollars

Le coût des produits vendus a augmenté de 145 millions de dollars, ou 15 %, au troisième trimestre de 2002 par rapport à la même période en 2001, à cause principalement de l'inclusion du coût des produits vendus des Usines Acquises pour la totalité du trimestre en 2002 comparativement à seulement deux mois au trimestre correspondant de 2001, de notre part des coûts des produits vendus liée aux récentes acquisitions faites par Norampac et de l'accroissement des expéditions à l'exception de celles des cartons-caisses. Cette augmentation a été atténuée par la diminution du coût de l'énergie de même que par un crédit d'impôt à l'investissement de 12 millions de dollars lié à des dépenses de recherche et de développement engagées au cours d'années antérieures.

Les frais de vente, généraux et d'administration ont diminué de 2 millions de dollars, ou 3 %, au troisième trimestre de 2002 par rapport à la même période un an plus tôt. Cette baisse est principalement attribuable aux différents programmes de réduction de coûts, partiellement annulée par l'inclusion des frais de vente, généraux et d'administration des Usines Acquises pour la totalité du trimestre en 2002 comparativement à seulement deux mois en 2001, et de notre part des frais de vente, généraux et d'administration liée aux récentes acquisitions faites par Norampac.

En raison des facteurs précités, le BAIIA (bénéfice avant charge de financement, impôts sur les bénéfices et amortissement) s'est établi à 233 millions de dollars au troisième trimestre de 2002 par rapport à 163 millions de dollars au trimestre correspondant en 2001, et le bénéfice d'exploitation s'est chiffré à 136 millions de dollars pour la même période en 2002 contre 83 millions de dollars au troisième trimestre de 2001.

Bénéfice net de 59 millions de dollars

Le bénéfice net s'est chiffré à 59 millions de dollars (0,26 $ par action ordinaire) au troisième trimestre de 2002, comparativement au bénéfice net de 14 millions de dollars (0,08 $ par action ordinaire) enregistré à la même période en 2001. Au troisième trimestre de 2001, les résultats tenaient compte de la comptabilisation de pertes de change non réalisées à la suite de l'adoption des recommandations comptables modifiées, qui représentaient 8 millions de dollars, déduction faite des impôts (0,04 $ par action ordinaire).

Comparaison de la période de neuf mois terminée le 30 septembre 2002 et de la période de neuf mois terminée le 30 septembre 2001

Ventes nettes de 4,1 milliards de dollars

Les ventes nettes pour la période de neuf mois terminée le 30 septembre 2002 ont totalisé 4 134 millions de dollars, en hausse de 1 059 millions de dollars, soit 34 %, en regard des ventes nettes de 3 075 millions de dollars conclues à la même période en 2001. L'augmentation s'explique avant tout par l'inclusion des ventes nettes des Usines Acquises pour la totalité de la période de neuf mois en 2002, comparativement à seulement deux mois en 2001, ainsi que par l'inclusion de notre part des ventes nettes des récentes acquisitions faites par Norampac. Abstraction faite de l'incidence des acquisitions décrites ci-dessus, les ventes nettes pour la période de neuf mois de 2002 auraient diminué de 7 millions de dollars comparativement aux ventes nettes de la période correspondante en 2001. Cette diminution est imputable surtout au recul des prix de vente réalisés pour tous nos secteurs ainsi qu'à l'incidence nette des droits sur les exportations de bois d'œuvre résineux aux États-Unis, soit 16 millions de dollars (versement de dépôts en espèces de 22 millions de dollars au cours des neuf premiers mois de 2002 par comparaison à une provision de 6 millions de dollars comptabilisée lors de la période correspondante de 2001. Ces facteurs ont été atténués par l'incidence nette du renversement d'une provision pour des droits compensatoires et antidumping sur les exportations de bois d'œuvre résineux aux États-Unis, soit 20 millions de dollars (renversement d'une provision de 28 millions de dollars au deuxième trimestre de 2002, déduction faite de la provision de 8 millions de dollars comptabilisée au premier trimestre de 2002), par l'accroissement des expéditions dans tous nos secteurs d'activités, à l'exception de celui des cartons-caisses, ainsi que par une devise américaine plus forte, déduction faite du coût de notre programme de couverture. Dans l'ensemble, les prix des produits pour la période de neuf mois de 2002 correspondent à 91 % de notre indice des prix de vente, comparativement à 97 % lors de la même période en 2001.

Bénéfice d'exploitation de 286 millions de dollars

Le 27 mars 2002, nous avons annoncé la fermeture définitive de l'usine de St. Catharines en Ontario, ainsi que d'une machine à papier à l'usine de Nekoosa au Wisconsin. La fermeture de l'usine de St. Catharines, survenue à la fin de septembre 2002, a résulté en une charge au premier trimestre de 2002 de 45 millions de dollars (30 millions de dollars, déduction faite des impôts, soit 13 cents par action ordinaire), incluant 14 millions de dollars de charges pour la dévaluation de terrains, de bâtiments et de matériel à leur valeur de réalisation estimative, et 31 millions de dollars de charges pour les autres engagements et éventualités liés à cette usine.

La fermeture d'une machine à papier à l'usine de Nekoosa, acquise durant le troisième trimestre de 2001, découlait d'une étude depuis son acquisition. Conformément aux recommandations de l'Institut Canadien des Comptables Agréés (ICCA), les charges concernant la fermeture de cette machine à papier, de 10 millions de dollars (6 millions de dollars US), sont comptabilisées comme partie intégrante de la ventilation du prix d'acquisition entre les actifs acquis et les passifs assumés à la date d'acquisition et, par conséquent, n'affectent pas les résultats de la période de neuf mois terminée le 30 septembre 2002.

Le coût des produits vendus a augmenté de 830 millions de dollars, soit 34 %, pour les neuf premiers mois de 2002 par rapport à la même période en 2001, à cause principalement de l'inclusion du coût des produits vendus des Usines Acquises pour la totalité de la période de neuf mois en 2002, comparativement à seulement deux mois en 2001, de notre part des coûts des produits vendus liée aux récentes acquisitions faites par Norampac, alliée à l'accroissement des expéditions, à l'exception de celles des cartons-caisses.

Cette augmentation a été atténuée par la diminution du coût de la fibre achetée et de l'énergie ainsi que par un crédit d'impôt à l'investissement de 12 millions de dollars lié à des dépenses en matière de recherche et de développement engagées au cours d'années antérieures.

Les frais de vente, généraux et d'administration ont augmenté de 56 millions de dollars, ou 31 %, au cours des neuf premiers mois de 2002 par rapport à la même période un an plus tôt. Cette hausse est principalement attribuable à l'inclusion des frais de vente, généraux et d'administration des Usines Acquises pour la totalité de la période de neuf mois en 2002, comparativement à seulement deux mois en 2001, de notre part des frais de vente, généraux et d'administration liée aux récentes acquisitions faites par Norampac, de même qu'à l'encaissement de certaines polices d'assurance qui avaient été enregistrées en contrepartie des frais de vente, généraux et d'administration au deuxième trimestre de 2001. Cette hausse a été en partie compensée par les différents programmes de réduction de coûts.

En raison des facteurs précités, le BAIIA s'est établi à 592 millions de dollars pour les neuf premiers mois de 2002 (ou 623 millions de dollars, abstraction faite des frais de fermeture) par rapport à 450 millions de dollars à la même période en 2001, et le bénéfice d'exploitation s'est chiffré à 286 millions de dollars pour les neuf premiers mois de 2002 (ou 331 millions de dollars, abstraction faite des frais de fermeture), contre 249 millions de dollars pour la période correspondante de 2001.

Bénéfice net de 103 millions de dollars

Le bénéfice net s'est chiffré à 103 millions de dollars (0,45 $ par action ordinaire) au cours des neuf premiers mois de 2002, comparativement au bénéfice net de 122 millions de dollars (0,66 $ par action ordinaire) à la même période en 2001. Le bénéfice net cumulatif en 2002 tient compte des frais de fermeture décrits précédemment de 30 millions de dollars, déduction faite des impôts (0,13 $ par action ordinaire), de même que des gains découlant de l'incidence nette du renversement de la provision pour droits compensatoires et antidumping sur les exportations de bois d'œuvre résineux aux États-Unis qui représentent 14 millions de dollars, déduction faite des impôts (0,06 $ par action ordinaire). En 2001, le bénéfice net cumulatif tenait compte de gains provenant d'éléments non récurrents attribuables surtout à l'encaissement de certaines polices d'assurance, qui représentaient 9 millions de dollars, déduction faite des impôts (0,05 $ par action ordinaire), à la comptabilisation de pertes de change non réalisées à la suite de l'adoption des recommandations comptables modifiées, qui représentaient 10 millions de dollars, déduction faite des impôts (0,06 $ par action ordinaire), et à une baisse de 33 millions de dollars (0,18 $ par action ordinaire) de la charge d'impôts liée à une réduction des taux d'imposition en vigueur.

Papiers

Information choisie

	Trois mois terminés le 30 septembre		Neuf mois terminés le 30 septembre	
	2002	2001	2002	2001
Ventes nettes (en millions de dollars canadiens)	833	638	2 413	1 460
Bénéfice d'exploitation (en millions de dollars canadiens)	121	59	199	177
Bénéfice d'exploitation excluant les frais de fermeture (en millions de dollars canadiens)	121	59	244	177
Expéditions :				
Papier (milliers de TC)	676	514	1 973	1 188
Pâte (milliers de TCSA)	196	141	584	292
Éventail de produits expédiés (%) :				
Papiers pour reprographie et offset	57	48	55	45
Papiers non couchés d'impression et de publication et papiers numériques haut de gamme	17	21	18	20
Papiers couchés d'impression et de publication	13	18	13	23
Papiers d'usage technique et de spécialité	13	13	14	12
Total	100	100	100	100
Prix nominaux de référence[1] :				
Papiers pour reprographie, feuilles 20 lb ($ US/tonne)	772	789	771	827
Papiers offset, rouleaux 50 lb ($ US/tonne)	690	697	685	730
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	740	820	767	863
Pâte KBRN ($ US/TMSA)	510	487	491	578

[1] Source : Pulp & Paper Week.

Ventes, expéditions et bénéfice d'exploitation

Les ventes nettes du secteur des papiers, qui représentaient 60 % des ventes nettes consolidées au troisième trimestre de 2002, se sont chiffrées à 833 millions de dollars, en hausse de 195 millions de dollars, ou 31 %, par rapport à la même période en 2001. Cette augmentation est attribuable avant tout à l'inclusion des ventes nettes des Usines Acquises pour la totalité du trimestre de 2002 comparativement à seulement deux mois en 2001, à l'incidence de la hausse des prix de vente réalisés de la pâte et à l'accroissement des expéditions de papier des usines à l'exception de celles des Usines Acquises, ainsi qu'à l'effet favorable d'une devise américaine plus forte, déduction faite du coût de notre programme de couverture. Cette augmentation a été atténuée par la baisse des prix de vente réalisés des papiers. Depuis le début de l'exercice, les ventes nettes de papier et de pâte ont augmenté de 953 millions de dollars, ou 65 %, comparativement à la même période en 2001, pour les raisons mentionnées ci-dessus, sauf que les prix de vente réalisés de la pâte n'ont fait l'objet d'aucune majoration pour la période de neuf mois terminée le 30 septembre 2002.

Le bénéfice d'exploitation du secteur des papiers s'est chiffré à 121 millions de dollars au troisième trimestre de 2002, en hausse de 105 % par rapport à 59 millions de dollars au troisième trimestre de 2001. Cette augmentation s'explique surtout par l'inclusion du bénéfice d'exploitation des Usines Acquises pour la totalité du trimestre en 2002 comparativement à seulement deux mois en 2001 et par la réalisation de synergies liées à l'Acquisition. Le secteur des papiers a aussi profité d'un crédit d'impôt de 12 millions de dollars lié aux dépenses en matière de recherche et de développement engagées au cours d'années antérieures, de l'effet favorable de la devise américaine plus forte, déduction faite du coût de notre programme de couverture, de la diminution du coût de la fibre achetée et de l'énergie, de la hausse des prix de la pâte ainsi que de l'accroissement des expéditions de papier des usines à l'exception de celles des Usines Acquises. Ces facteurs positifs ont été en partie annulés par le recul des prix des papiers. Depuis le début de l'exercice, le bénéfice d'exploitation s'est établi à 199 millions de dollars, en hausse de 12 % par rapport à la même période en 2001. Abstraction faite de la provision de 45 millions de dollars liée aux frais de fermeture de l'usine à St. Catharines, le bénéfice d'exploitation s'est chiffré à 244 millions de dollars, soit une hausse de 67 millions de dollars, ou 38 %, en regard de 177 millions de dollars au troisième trimestre de 2001. L'augmentation est attribuable à tous les facteurs précités sauf que les prix de vente réalisés de la pâte ont diminué pour la période de neuf mois terminée le 30 septembre 2002.

Conjoncture des prix

Au troisième trimestre de 2002, les prix de vente moyens réalisés du papier pour reprographie 20 lb (papiers d'affaires) et des rouleaux de papier offset 50 lb (papiers d'impression et de publication non couchés) ont reculé de 7 $ US la tonne, comparativement aux prix obtenus au troisième trimestre de 2001. Pour la période de neuf mois terminée le 30 septembre 2002, les prix de vente moyens réalisés des rouleaux de papier offset 50 lb et du papier pour reprographie 20 lb ont baissé de 36 $ US la tonne, par rapport aux prix moyens obtenus à la période correspondante l'an dernier. Nous avons annoncé une majoration de prix de 40 $ US la tonne applicable au papier pour reprographie et au papier offset à la fin de septembre 2002.

La moyenne pondérée des prix de vente de tous nos papiers couchés d'impression et de publication a baissé de 53 $ US la tonne au troisième trimestre de 2002 par rapport à la même période en 2001. Pour la période de neuf mois terminée le 30 septembre 2002, les prix de vente moyens réalisés ont reculé de 46 $ US la tonne.

La discipline pratiquée par les producteurs de pâte pour gérer l'offre a donné lieu à la mise en œuvre en juillet 2002 d'une majoration du prix de 10 $ US la tonne métrique applicable à la pâte de feuillus et de résineux. Nos prix de vente de la pâte kraft blanchie de résineux du Nord (KBRN) et de la pâte kraft blanchie de feuillus du Nord (KBFN) ont augmenté en moyenne de 67 $ US la tonne métrique au troisième trimestre de 2002 par rapport à la même période un an plus tôt. Pour la période de neuf mois terminée le 30 septembre 2002, les prix de vente moyens ont baissé de 52 $ US la tonne métrique comparativement aux prix obtenus à la période correspondante de l'an dernier.

Rendement de la production

Dans le secteur des papiers, nous poursuivons les mesures prises pour intégrer nos nouvelles Usines Acquises. La majorité de nos nouveaux employés (91 % des employés des nouvelles Usines Acquises) a déjà participé aux séances de formation interactive sur la philosophie de gestion et les valeurs corporatives de Domtar.

Au troisième trimestre de 2002, nous avons effectué des arrêts de production liés aux conditions du marché de sorte que nous avons réduit de 6 000 tonnes la production de papier, ce qui représente environ 1 % de notre capacité de production au troisième trimestre de 2002. Nous avons aussi ralenti ou réduit la production de pâte qui a baissé de 1 000 tonnes au cours du troisième trimestre de 2002. Depuis le début de l'exercice, nous avons réduit de 50 000 tonnes la production de papier et de 39 000 tonnes la production de pâte. De tels arrêts de production reflètent notre engagement d'ajuster la production en fonction de la demande de nos clients, de même que l'impact qu'ont eu les fermetures des trois machines à papier de St. Catharines et Nekoosa tel que décrit précédemment.

Pendant le troisième trimestre de 2002, nous avons continué de nous concentrer sur la réduction de nos coûts et sur la réalisation des synergies liées à l'Acquisition. Au 30 septembre 2002, nous avions réalisé des économies annualisées de 60 millions de dollars US en raison de nos synergies, et nous sommes déterminés à atteindre notre objectif qui consiste à obtenir des économies annualisées de 65 millions de dollars US d'ici la fin de 2002.

Marchands de papier

Information choisie

	Trois mois terminés le 30 septembre		Neuf mois terminés le 30 septembre	
	2002	2001	2002	2001
Ventes nettes (en millions de dollars canadiens)	300	291	897	903
Bénéfice d'exploitation (en millions de dollars canadiens)	6	3	20	13

Ventes et bénéfice d'exploitation

Les ventes nettes du secteur des marchands de papier, qui représentaient 22 % des ventes nettes consolidées au troisième trimestre de 2002, se sont chiffrées à 300 millions de dollars, en hausse de 9 millions de dollars, ou 3 %, comparativement à la période correspondante de 2001. Cette augmentation s'explique par l'accroissement continu des volumes et l'élargissement de la part de marché tout au long de 2002, facteurs atténués par la baisse des prix de vente par rapport au même trimestre l'an dernier. Depuis le début de l'exercice, les ventes nettes du secteur des marchands de papier se sont établies à 897 millions de dollars, en baisse de 6 millions de dollars, ou 1 %, par rapport à la même période en 2001, en raison du recul des prix de vente moyens.

Le bénéfice d'exploitation de 6 millions de dollars dégagé par le secteur des marchands de papier a généré une marge d'exploitation de 2 % au troisième trimestre de 2002, comparativement au bénéfice d'exploitation de 3 millions de dollars et à une marge d'exploitation de 1 % à la période correspondante de 2001. L'augmentation du bénéfice d'exploitation est due à l'amélioration des marges et à un meilleur contrôle des coûts. Depuis le début de l'exercice, le bénéfice d'exploitation de 20 millions de dollars a généré une marge d'exploitation de 2,2 %, par rapport au bénéfice d'exploitation de 13 millions de dollars et à une marge d'exploitation de 1,4 % pour la même période en 2001. L'augmentation du bénéfice d'exploitation est attribuable à l'amélioration continue des marges à la suite de l'accroissement des volumes, alliée à la conduite plus économique des affaires à l'échelle de notre réseau de marchands nord-américain.

Bois

Information choisie

	Trois mois terminés le 30 septembre		*Neuf mois terminés le 30 septembre*	
	2002	2001	2002	2001
Ventes nettes (en millions de dollars canadiens)	100	106	371	305
Bénéfice (perte) d'exploitation (en millions de dollars canadiens)	(10)	(4)	13	(20)
Expéditions (millions de pieds mesure de planche)	254	247	784	713
Éventail de produits expédiés (%) :				
Longueurs assorties	42	44	43	42
Colombages	38	35	36	36
Valeur ajoutée	15	14	15	15
Industriel	5	7	6	7
Total	100	100	100	100
Prix nominaux de référence[1] :				
Bois d'œuvre 2x4 longueurs assorties n° 1 et n° 2 ($ US/Mpmp)	319	382	345	355
Bois d'œuvre 2x4x8 colombages ($ US/Mpmp)	328	372	350	361

1 Source : Random Lengths.

Ventes, expéditions et bénéfice d'exploitation

Les ventes nettes du secteur du bois, qui représentaient 7 % des ventes nettes consolidées au troisième trimestre de 2002, se sont établies à 100 millions de dollars, en baisse de 6 millions de dollars, soit 6 %, par rapport à la même période en 2001. Les ventes nettes ont diminué en raison surtout de l'incidence nette des droits sur les exportations de bois d'œuvre résineux aux États-Unis, soit 11 millions de dollars (versement de dépôts en espèces de 17 millions de dollars au troisième trimestre de 2002 comparativement à une provision de 6 millions de dollars comptabilisée à la période correspondante en 2001) et du recul des prix de vente. Cette baisse a été atténuée par l'accroissement des expéditions et une meilleure composition des ventes attribuable aux investissements récents pour renouveler des équipements. Depuis le début de l'exercice, les ventes nettes se sont chiffrées à 371 millions de dollars, soit une hausse de 66 millions de dollars, ou 22 %, par rapport aux neuf premiers mois de 2001. Cette hausse est principalement attribuable à l'incidence nette du renversement d'une provision pour des droits compensatoires et antidumping sur les exportations de bois d'œuvre résineux aux États-Unis, soit 20 millions de dollars (renversement d'une provision de 28 millions de dollars au deuxième trimestre de 2002, déduction faite de la provision de 8 millions de dollars comptabilisée au premier trimestre de 2002), à l'accroissement des expéditions, à une meilleure composition des ventes attribuable aux investissements récents pour renouveler des équipements et à l'effet favorable de la devise américaine plus forte. Ces facteurs positifs ont été atténués par l'incidence nette des droits sur les exportations de bois d'œuvre résineux aux États-Unis, soit 16 millions de dollars, (versement de dépôts en espèces de 22 millions de dollars au cours des neuf premiers mois de 2002 comparativement à une provision de 6 millions de dollars comptabilisée à la période correspondante en 2001).

La perte d'exploitation s'est chiffrée à 10 millions de dollars au troisième trimestre de 2002, contre 4 millions de dollars à la même période une année plus tôt. L'écart de 6 millions de dollars est attribuable surtout aux droits sur les exportations de bois d'œuvre résineux aux États-Unis (décrits précédemment) et au recul des prix de vente, facteurs en partie compensés par une diminution des coûts résultant des mesures de réduction de coûts, ainsi que par une

meilleure composition des ventes attribuable aux investissements récents affectés au renouvellement de l'équipement. Pour les neuf premiers mois de 2002, le bénéfice d'exploitation s'est chiffré à 13 millions de dollars, par opposition à une perte d'exploitation de 20 millions de dollars enregistrée à la même période en 2001. L'augmentation de 33 millions de dollars s'explique surtout par l'incidence nette du renversement d'une provision pour des droits sur les exportations de bois d'œuvre résineux aux États-Unis, par l'accroissement des expéditions, par une meilleure composition des ventes attribuable aux investissements récents pour renouveler des équipements et par l'effet favorable d'une devise américaine plus forte. Par contre, l'augmentation a été atténuée par l'incidence nette des droits sur les exportations de bois d'œuvre résineux aux États-Unis, soit 16 millions de dollars (versement de dépôts en espèces de 22 millions de dollars au cours des neuf premiers mois de 2002 comparativement à une provision de 6 millions de dollars comptabilisée à la période correspondante de 2001).

Conjoncture des prix

Au troisième trimestre de 2002, les prix de vente moyens des colombages 2x4 livrés aux Grands Lacs ont baissé de 29 $ US le millier de pieds mesure de planche, et les prix des longueurs assorties ont baissé de 44 $ US le millier de pieds mesure de planche, comparativement aux prix obtenus lors du trimestre correspondant de 2001. Pour la période de neuf mois terminée le 30 septembre 2002, les prix de vente moyens des colombages 2x4 livrés aux Grands Lacs et des longueurs assorties étaient sensiblement au même niveau que les prix obtenus à la même période en 2001.

Rendement de la production

En septembre 2002, Domtar a annoncé la création d'un nouveau groupe des produits forestiers, qui réunit les scieries et l'exploitation forestière. Cette initiative s'est révélée nécessaire pour accroître davantage la productivité, réduire les coûts et améliorer le service à la clientèle dans une conjoncture difficile.

En raison du conflit sur le bois d'œuvre résineux entre le Canada et les États-Unis, l'exploitation de nos scieries à Sainte-Marie et à Sainte-Aurélie est toujours arrêtée pour une période indéterminée. La scierie à Grand-Remous a aussi cessé son exploitation le 26 juillet 2002 par suite d'un conflit entre la *Barriere Lake First Nation* et les gouvernements du Québec et du Canada. En dépit du règlement du conflit, les activités n'ont pas repris à cause des conditions des marchés.

Emballages

Information choisie

	Trois mois terminés le 30 septembre		Neuf mois terminés le 30 septembre	
	2002	2001	2002	2001
Ventes nettes (en millions de dollars canadiens)	157	142	453	407
Bénéfice d'exploitation (en millions de dollars canadiens)	21	25	56	65
Expéditions[1] :				
Cartons-caisses (milliers de TC)	84	94	256	267
Cartonnages ondulés (millions de pieds carrés)	1 671	1 341	4 837	3 918
Prix nominaux de référence[2] :				
Papier couverture (42 lb - $ US/tonne)	437	442	423	451

1 Soit 50 % des expéditions aux clients externes de Norampac.
2 Source : Pulp & Paper Week.

Ventes, expéditions et bénéfice d'exploitation

Notre part de 50 % dans les ventes nettes de Norampac, qui représentaient 11 % des ventes nettes consolidées au troisième trimestre de 2002, s'est établie à 157 millions de dollars, en hausse de 15 millions de dollars, soit 11 %, par rapport à la même période en 2001. La hausse est avant tout attribuable à l'augmentation des volumes de boîtes en carton ondulé liée aux acquisitions récentes de Norampac. Abstraction faite des établissements acquis récemment, les expéditions de boîtes en carton ondulé ont tout de même progressé par rapport au troisième trimestre de 2001. Depuis le début de l'exercice, la part de 50 % de Domtar dans les ventes nettes de Norampac s'est chiffrée à 453 millions de dollars, soit une augmentation de 46 millions de dollars, ou 11 %, comparativement à la même période l'année dernière pour les raisons mentionnées précédemment.

Par ailleurs, notre part de 50 % dans le bénéfice d'exploitation de Norampac s'est chiffrée à 21 millions de dollars, en baisse de 4 millions de dollars, soit 16 %, par rapport aux 25 millions de dollars enregistrés au troisième trimestre de 2001. La baisse s'explique principalement par l'augmentation des coûts de la fibre recyclée et la diminution des prix de vente nets des cartons-caisses et des boîtes en carton ondulé, en partie annulée par la hausse des volumes de boîtes en carton ondulé. Depuis le début de l'exercice, le bénéfice d'exploitation s'est établi à 56 millions de dollars, en baisse de 9 millions de dollars, soit 14 %, comparativement à la même période l'année dernière, principalement pour les mêmes raisons mentionnées dans le cadre de la comparaison d'un trimestre à l'autre.

Conjoncture des prix

Les prix du carton ondulé et du carton doublure ont augmenté d'environ 25 $ US la tonne au cours du troisième trimestre de 2002, reflétant respectivement la plus grande partie des majorations de prix de 40 $ US la tonne et de 30 $ US la tonne annoncées pour juillet 2002, tandis que la majoration de prix de 9 % annoncée

pour les boîtes en carton ondulé a été totalement mise en œuvre. En dépit de ces majorations, dans l'ensemble, le prix de vente réalisé des cartons-caisses a reculé de 24 $ US la tonne au troisième trimestre de 2002, comparativement à la même période un an plus tôt. Au cours des neuf premiers mois de 2002, le prix de vente moyen réalisé du papier couverture kraft a baissé de 30 $ US la tonne par rapport au prix moyen obtenu à la même période de l'an dernier.

Rendement de la production

Au troisième trimestre de 2002, Norampac a procédé à des arrêts de production, liés aux conditions du marché, dans ses usines de cartons-caisses pour un total de 15 600 tonnes, représentant environ 4 % de sa capacité de production nord-américaine au troisième trimestre de 2002. Pour les neuf premiers mois de 2002, les arrêts correspondent à 71 600 tonnes, représentant environ 6 % de la capacité de production nord-américaine de Norampac pour cette période. Ces arrêts reflètent l'engagement de Norampac d'ajuster sa production aux besoins de la clientèle.

Charge de financement et impôts sur les bénéfices

Charge de financement

Au troisième trimestre de 2002, la charge de financement s'est établie à 51 millions de dollars, soit 13 millions de dollars de moins qu'au trimestre correspondant de 2001, en raison surtout de la diminution de la dette, de la baisse des taux d'intérêt et de la comptabilisation en 2001 de pertes de change non réalisées de 11 millions de dollars, à la suite de l'adoption des recommandations comptables modifiées. Depuis le début de l'exercice, la charge de financement s'est chiffrée à 146 millions de dollars, soit 32 millions de dollars de plus qu'au cours des neuf premiers mois de 2001 en raison surtout de la dette additionnelle contractée relativement à l'Acquisition. Cette hausse a été atténuée par la comptabilisation en 2001 de pertes de change non réalisées de 13 millions de dollars, à la suite de l'adoption des recommandations comptables modifiées.

Impôts sur les bénéfices

Nos impôts sur les bénéfices se sont chiffrés à 28 millions de dollars au troisième trimestre de 2002, reflétant un taux d'imposition de 32,2 %, comparativement à une charge d'impôts sur les bénéfices de 6 millions de dollars, reflétant un taux d'imposition de 30 %, lors de la période correspondante de 2001. La charge d'impôts sur les bénéfices pour la période de neuf mois terminée le 30 septembre 2001, a été réduite de 33 millions de dollars par suite d'une réduction du passif d'impôts futurs sur les bénéfices découlant d'une baisse des taux d'imposition sur les bénéfices en vigueur, principalement en Ontario. Pour la période de neuf mois terminée le 30 septembre 2002, le taux d'imposition est de 28,5 %, comparativement à 35,5 % lors de la période correspondante de 2001, excluant la réduction mentionnée précédemment. La réduction du taux d'imposition au cours des neufs premiers mois de 2002 reflète la baisse générale des impôts sur les bénéfices applicables à Domtar Inc. et à ses filiales dans certaines juridictions.

Liquidités et ressources financières

Information choisie

	Trois mois terminés le 30 septembre		Neuf mois terminés le 30 septembre	
(en millions de dollars canadiens)	2002	2001	2002	2001
Flux de trésorerie provenant des activités d'exploitation avant les variations des éléments du fonds de roulement et autres éléments	176	98	466	319
Variations des éléments du fonds de roulement et autres éléments	(7)	55	(39)	(28)
Flux de trésorerie provenant des activités d'exploitation	169	153	427	291
Dépenses nettes en immobilisations	(50)	(80)	(119)	(192)
Flux de trésorerie disponibles	119	73	308	99

	Au 30 sept. 2002	Au 31 déc. 2001
Ratio de la dette nette aux capitaux totaux (en %)	51	55

Nos principaux besoins en liquidités ont trait au fonds de roulement, aux dépenses en immobilisations ainsi qu'aux paiements du capital et des intérêts sur la dette. Nous prévoyons nous procurer les liquidités dont nous avons besoin surtout au moyen des fonds autogénérés liés à nos exploitations et, dans la mesure nécessaire, au moyen d'emprunts en vertu de notre facilité de crédit renouvelable.

Les flux de trésorerie provenant des activités d'exploitation au cours des neuf premiers mois de 2002 se sont élevés à 427 millions de dollars, soit une augmentation de 136 millions de dollars par rapport à la période correspondante l'an dernier. Cette augmentation est attribuable surtout à la hausse du BAIIA.

Les dépenses nettes en immobilisations se sont élevées à 119 millions de dollars au cours des neuf premiers mois terminés le 30 septembre 2002, en baisse de 73 millions de dollars par rapport à la même période en 2001. Nous avons l'intention de limiter les dépenses en immobilisations annuelles pour 2002 et 2003 à 75 % de l'amortissement, soit à environ 290 millions de dollars par année. Ce montant inclut environ 140 millions de dollars pour les dépenses en immobilisations affectées au maintien à long terme de nos équipements.

Les flux de trésorerie disponibles (flux de trésorerie provenant des activités d'exploitation, moins les dépenses en immobilisations nettes) ont totalisé 308 millions de dollars pour les neuf premiers mois de 2002, par opposition à 99 millions de dollars à la même période en 2001, reflétant la hausse du BAIIA de même que la diminution des dépenses en immobilisations. En outre, les flux de trésorerie disponibles générés au cours des neuf premiers mois de 2002 ont été utilisés principalement pour réduire la dette.

Le ratio de la dette nette aux capitaux totaux au 30 septembre 2002 était de 51 %, en baisse de 4 % par rapport au 31 décembre 2001. L'endettement net, y compris notre part de 50 % dans l'endettement net de Norampac, soit 215 millions de dollars, s'élevait à 2 643 millions de dollars au 30 septembre 2002. Par comparaison, au 31 décembre 2001, l'endettement net était de 2 919 millions de dollars, lequel incluait notre part de 50 % dans l'endettement net de Norampac, soit 192 millions de dollars.

Au 30 septembre 2002, la vente de créances hors bilan représentait 239 millions de dollars par rapport à 238 millions de dollars au 31 décembre 2001. Nous prévoyons, à l'avenir, poursuivre la vente de créances sur une base continue, puisque le taux d'intérêt implicite sur la vente de créances est moindre que le taux d'intérêt sur nos emprunts. Si nous ne parvenions pas à le faire, nos besoins en fonds de roulement augmenteraient. La vente de créances est aussi conditionnelle au fait que Domtar maintienne des cotes de crédit spécifiées.

La tranche restante du prêt bancaire à terme de 1 milliard de dollars US totalisait 570 millions de dollars US (904 millions de dollars) au 30 septembre 2002, soit une diminution de 160 millions de dollars US (259 millions de dollars) depuis le 31 décembre 2001. Le prêt à terme porte intérêt au taux LIBOR en dollars US, ou au taux préférentiel aux États-Unis, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Au 30 septembre 2002, la facilité de crédit renouvelable de 500 millions de dollars US était inutilisée, et les lettres de crédit émises totalisaient 8 millions de dollars US (13 millions de dollars), de sorte que les disponibilités en vertu de la facilité représentaient 492 millions de dollars US (780 millions de dollars). Au 31 décembre 2001, une tranche de 9 millions de dollars US (15 millions de dollars) de la facilité de crédit renouvelable de 500 millions de dollars US avait été prélevée sous forme de découvert et incluse dans la « Dette bancaire », et les lettres de crédit émises totalisaient 7 millions de dollars US (11 millions de dollars). Les emprunts en vertu de la facilité de crédit renouvelable existante portent intérêt à un taux fondé sur les acceptations bancaires en dollars canadiens ou sur le taux LIBOR en dollars US, ou sur le taux préférentiel, auquel est ajoutée une marge qui varie en fonction de la cote de crédit de Domtar.

Les conventions de fiducie en vertu desquelles certaines de nos dettes ont été émises comportent des clauses restrictives, notamment une limite au montant de dividendes que nous pouvons verser, au montant d'actions que nous pouvons racheter aux fins d'annulation et aux emprunts à terme que nous pouvons contracter. Nos facilités de crédit bancaires comportent certaines clauses restrictives trimestrielles. Notre facilité de crédit renouvelable non garantie de 500 millions de dollars US exige de notre part des frais d'engagement en vertu des pratiques bancaires courantes.

Au 31 octobre 2002, nous avions 227 570 904 actions ordinaires, 69 576 actions privilégiées de série A et 1 720 000 actions privilégiées de série B, qui étaient émises et en circulation.

Risques et incertitudes

Prix des produits

Notre rendement financier dépend des prix de vente de nos produits. Les marchés de la plupart des produits de papier, de pâte, de bois d'œuvre et d'emballage sont cycliques et sont influencés par plusieurs facteurs indépendants de notre volonté. Ces facteurs incluent les périodes d'offre excédentaire de produits résultant de l'ajout de nouvelles installations de production dans l'industrie, les périodes où la demande diminue en raison de la faiblesse de l'activité économique générale en Amérique du Nord ou sur les marchés internationaux, le déstockage chez les clients et les fluctuations des taux de change. En période de prix peu élevés, nous avons connu, et nous pourrions connaître encore, des périodes de baisse des revenus et d'amenuisement des marges entraînant de fortes diminutions de la rentabilité et quelquefois des pertes nettes. (Voir l'analyse de sensibilité).

Frais d'exploitation

Les frais d'exploitation de nos activités commerciales pourraient être influencés par des augmentations ou des réductions des prix de l'énergie et d'autres matières premières à la suite de l'évolution de la conjoncture économique ou en raison de questions particulières liées à l'offre et à la demande.

Concurrence

Le marché des papiers non couchés fait actuellement l'objet d'importants regroupements, les cinq plus grands producteurs représentant environ 75 % du marché nord-américain. À l'heure actuelle, notre entreprise de fabrication intégrée et de commercialisation de papiers non couchés vient au troisième rang en importance en Amérique du Nord. Nous livrons concurrence à un bon nombre de sociétés importantes œuvrant sur ce marché. Le marché des produits de papier couché est vaste et la concurrence s'y livre à l'échelle mondiale. Par ailleurs, les marchés pour notre bois et notre pâte commerciale sont également vastes et très fragmentés. Le marché des produits d'emballage dans lequel Norampac livre concurrence a fait l'objet de regroupements considérables au cours des dernières années, donnant naissance à un certain nombre de concurrents importants. Bien que la concurrence dans tous nos secteurs d'activités s'exerce surtout par rapport au prix, elle peut également être axée sur la qualité et le service à la clientèle, y compris, dans certains cas, les conseils techniques prodigués à la clientèle. Par exemple, la nature très technique des papiers de spécialité limite la concurrence,

car ce ne sont pas toutes les usines de papier qui peuvent produire les papiers requis. La concurrence sur ce marché est généralement axée davantage sur la qualité et le service que sur le prix.

Taux de change

Les fluctuations du taux de change entre le dollar canadien et le dollar américain influent sur les revenus que nous tirons d'un grand nombre de nos produits. Le prix d'un grand nombre de nos produits, y compris ceux que nous vendons au Canada, est surtout tributaire du prix des produits semblables sur le marché américain. Les ventes générées annuellement libellées en dollars US de nos exploitations canadiennes s'élèvent à environ 1 milliard de dollars. En conséquence, toute dépréciation du dollar américain par rapport au dollar canadien réduit les revenus en dollars canadiens que nous réalisons sur nos ventes. Les fluctuations du taux de change sont indépendantes de notre volonté, et il se peut que le dollar américain se déprécie par rapport au dollar canadien dans l'avenir, ce qui diminuerait les revenus et les marges. Dans le but de réduire l'effet potentiellement défavorable d'une dépréciation du dollar américain, nous couvrons la valeur d'une partie de nos rentrées futures nettes prévues en dollars US pour une période pouvant aller jusqu'à trois ans. Nos activités de couverture au 30 septembre 2002 totalisant 377 millions de dollars US (dont 122 millions de dollars US viennent à échéance en 2002) protègent la valeur d'une partie de nos rentrées futures nettes prévues en dollars US à un taux moyen de 1,45 pour les deux prochaines années ; elles limitent aussi les avantages que Domtar retirerait d'une hausse du dollar US à un taux moyen maximum de 1,52 pour cette même période.

Réglementation en matière d'environnement

La réglementation américaine et canadienne relative à l'environnement, à laquelle nous sommes assujettis, porte, entre autres, sur les émissions atmosphériques, la coupe du bois d'œuvre, le rejet des eaux usées, la gestion des déchets, la qualité des nappes d'eau souterraines, la protection de la faune et de la flore, les sites d'enfouissement, la santé et la sécurité des employés et le rejet de substances dans l'environnement. Cette réglementation nous contraint à obtenir des permis et des autorisations des autorités gouvernementales compétentes et à exercer nos activités conformément aux conditions de ces permis et autorisations. Les organismes de réglementation exercent un très grand pouvoir discrétionnaire quant à l'octroi des permis et quant au moment de leur délivrance. Si nous ne nous conformons pas aux exigences applicables, nos activités aux établissements en cause pourraient être assujettis à d'importantes amendes et à des ordonnances exigeant que des dépenses additionnelles soient engagées, ce qui pourrait porter atteinte à nos résultats financiers et à notre situation financière. De plus, nous pourrions être tenus d'engager d'autres dépenses importantes à la suite de modifications apportées aux lois et aux règlements en matière d'environnement.

Nous prévoyons continuer à engager sans cesse des dépenses en immobilisations et des frais d'exploitation pour nous conformer et demeurer conformes aux nouvelles exigences en matière d'environnement ainsi que pour mettre à niveau l'équipement actuel. En date du 30 septembre 2002, nous avons engagé des dépenses en immobilisations environnementales de 5 millions de dollars, principalement dans le but d'améliorer les émissions dans l'atmosphère.

Responsabilité environnementale

Nous continuons de prendre des mesures correctives à certains sites existants et anciens, à la suite, notamment, de la contamination du sol et de certaines nappes d'eau souterraines à ces endroits. Au 30 septembre 2002, nous avions une provision de 48 millions de dollars pour les frais connus et déterminables de restauration liés surtout à notre ancienne entreprise de préservation du bois, que nous avons vendue en 1993, et à des sites dans divers états et provinces canadiennes. Les processus d'enquête et de restauration des lieux peuvent être longs et incertains en raison des changements touchant les exigences réglementaires, de la mise au point d'applications techniques, de la répartition de la responsabilité éventuelle entre les parties et du pouvoir discrétionnaire des organismes de réglementation. C'est pourquoi on ne peut évaluer avec certitude le montant réel des frais associés à la restauration des lieux ainsi que le moment où ils seront engagés. Les frais de restauration des lieux pourraient finalement excéder le montant de la provision que nous avons constituée. De plus, nous faisons l'objet de réclamations et de poursuites liées à des questions environnementales qui sont actuellement contestées. Il est possible que les frais occasionnés dépassent les sommes comptabilisées pour couvrir ces réclamations et poursuites.

Actions en justice

Dans le cours normal de nos activités, nous sommes partie à diverses actions en justice. Bien que l'issue d'actions en instance au 30 septembre 2002 ne puisse être prédite avec certitude, nous considérons que leur résolution n'aura pas une incidence défavorable importante sur notre situation financière, nos résultats ou nos flux de trésorerie.

Droits en matière d'exportation de bois d'œuvre

Nos ventes de bois représentent environ 9 % de nos ventes nettes consolidées, et nous exportons environ 62 % de nos produits de bois d'œuvre résineux aux États-Unis.

Le *Department of Commerce* des États-Unis a annoncé qu'il imposerait des droits compensatoires et des droits antidumping totaux de 27,22 % à l'industrie canadienne du bois d'œuvre résineux. Le 2 mai 2002, la *International Trade Commission* des États-Unis a rendu sa décision finale quant à l'existence d'un préjudice et, par conséquent, des dépôts en espèces de 27,72 % doivent s'appliquer aux exportations canadiennes de bois d'œuvre résineux aux États-Unis depuis le 22 mai 2002. Le gouvernement du Canada conteste ces droits devant l'Organisation mondiale du commerce et en vertu de l'Accord de libre-échange nord-américain.

Présentement nous enregistrons, et nous continuerons d'enregistrer, une baisse des revenus et des marges dans notre secteur du bois à la suite de l'imposition des droits antidumping et compensatoires.

Analyse de sensibilité

Notre bénéfice d'exploitation, bénéfice net et bénéfice par action pourraient subir l'effet des variations suivantes :

(en millions de dollars canadiens, à l'exception du bénéfice par action)	Incidence annuelle sur le [c] Bénéfice d'exploitation $	Bénéfice net $	Bénéfice par action $
Variation de 10 $ US par unité du prix de vente des produits suivants : [a]			
Papiers			
Papiers pour reprographie et offset	19	12	0,05
Papiers non couchés d'impression et de publication et papiers numériques haut de gamme	11	7	0,03
Papiers couchés d'impression et de publication	6	4	0,02
Papiers d'usage technique et de spécialité	6	4	0,02
Pâte – position nette	7	5	0,02
Bois			
Bois d'œuvre	15	10	0,04
Emballages			
Cartons-caisses	6	4	0,02
Devises			
Variation de 1 ¢ CA en valeur relative par rapport au dollar US			
Après couverture [b]	4	3	0,01
Avant couverture	10	6	0,03
Taux d'intérêt			
Variation de 1 % du taux d'intérêt sur notre dette à taux variable	s. o.	9	0,04

(a) Compte tenu des capacités de production pour 2002 (en tonnes ou Mpmp).
(b) Compte tenu du portefeuille d'instruments de couverture des taux de change pour la période du 1er janvier au 31 décembre 2002.
(c) Compte tenu du taux de change de 1,55 et d'un taux marginal d'imposition de 35 %.

Prix nominaux de référence [1]

	1995	1996	1997	1998	1999	2000	TENDANCE [2]	2001	T3 2001	T3 2002
Papiers										
Papiers pour reprographie, feuilles 20 lb ($ US/tonne)	1 123	848	769	780	778	877	870	815	789	772
Papiers offset, rouleaux 50 lb ($ US/tonne)	983	736	756	666	659	757	748	719	697	690
Papiers couchés d'impression, n° 3, rouleaux 60 lb ($ US/tonne)	1 200	943	941	909	851	948	984	853	820	740
Pâte KBRN ($ US/TMSA)	874	586	588	544	541	685	625	558	487	510
Bois										
Bois d'œuvre 2x4x8 ($ US/Mpmp)	335	403	383	376	390	316	328	345	372	328
Emballages										
Papier couverture (42 lb - $ US/tonne)	511	371	336	373	400	468	431	445	442	437

	1995	1996	1997	1998	1999	2000	TENDANCE	2001	T3 2001	T3 2002
Indice des prix de vente	120 %	100 %	99 %	94 %	93 %	102 %				
Indice des prix de vente après l'Acquisition							100 %	96 %	94 %	92 %

1 Source : Pulp & Paper Week et Random Lengths.
Le terme « tonne » a trait à une tonne courte, unité de mesure impériale qui équivaut à 0,9072 tonne métrique.
2 Source : Consensus des analystes.

Changements de conventions comptables

Rémunérations et autres paiements à base d'actions

Avec prise d'effet le 1er janvier 2002, nous avons adopté les nouvelles recommandations de l'ICCA concernant les rémunérations et autres paiements à base d'actions. Ces recommandations exigent qu'une méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser les paiements à base d'actions faits à des non-salariés. Les recommandations n'exigent pas l'utilisation de la méthode de la juste valeur pour la comptabilisation des attributions à base d'actions aux employés, à l'exception de certains types de rémunérations à base d'actions qui rencontrent des critères spécifiques.

Nous avons choisi d'enregistrer une charge pour les options octroyées à nos employés en utilisant la méthode de la juste valeur. Conformément aux dispositions transitoires des nouvelles recommandations, nous avons adopté les nouvelles recommandations ayant trait aux attributions consenties après le 1er janvier 2002. L'effet de l'adoption de ces recommandations, pour la période de neuf mois terminée le 30 septembre 2002, est une charge de 3 millions de dollars.

Conversion des devises étrangères

Avec prise d'effet le 1er janvier 2002, nous avons adopté les recommandations modifiées de l'ICCA concernant la comptabilisation de la conversion des devises étrangères. Ces recommandations éliminent l'exigence relative au report et à l'amortissement des gains et pertes de change non réalisés sur un élément monétaire libellé en devises étrangères dont la durée de vie prédéterminée ou prévisible s'étend au-delà de la fin de l'exercice subséquent.

Conformément aux dispositions transitoires des recommandations modifiées, nous avons appliqué les recommandations de manière rétroactive avec redressement des exercices antérieurs. L'effet cumulatif de l'adoption des recommandations, totalisant 32 millions de dollars (22 millions de dollars, déduction faite des impôts) a été porté en réduction du solde des Bénéfices non répartis à l'ouverture de l'exercice terminé le 31 décembre 2001. La charge de financement des trois mois et neuf mois terminés le 30 septembre 2001 a été augmentée de 11 millions de dollars (8 millions de dollars, déduction faite des impôts) et de 13 millions de dollars (10 millions de dollars, déduction faite des impôts), respectivement, pour refléter l'application de ces recommandations. La charge de financement de l'exercice terminé le 31 décembre 2001 a été augmentée de 15 millions de dollars (12 millions de dollars, déduction faite des impôts).

Nous avons désigné toute notre dette à long terme libellée en dollars US comme couverture de notre investissement net dans des filiales étrangères autonomes et, si nécessaire, comme couverture de nos rentrées futures continues en dollars US. Pour notre dette désignée comme couverture de notre investissement net dans les filiales étrangères autonomes, les gains et pertes de change sont inclus dans le poste Redressements cumulés de conversion des devises étrangères. Pour le reste de notre dette à long terme libellée en dollars US désignée comme couverture de nos rentrées futures continues en dollars US, les gains et pertes de change sont reportés et sont constatés aux résultats lors du remboursement de notre dette ou lorsque les couvertures cessent d'être efficaces.

Norampac a désigné une partie de sa dette à long terme libellée en dollars US comme couverture de l'investissement net dans des filiales étrangères autonomes. Pour la dette désignée comme couverture de l'investissement net dans les filiales étrangères autonomes, les gains et pertes de change sont inclus dans le poste Redressements cumulés de conversion des devises étrangères. Pour le reste de la dette libellée en dollars US, les gains et pertes de change sont inclus dans le poste Charge de financement.

Écarts d'acquisition et autres actifs incorporels

Avec prise d'effet le 1er janvier 2002, nous avons adopté les nouvelles recommandations de l'ICCA concernant la comptabilisation des écarts d'acquisition et autres actifs incorporels, en vertu desquelles les actifs incorporels d'une durée de vie indéfinie et les écarts d'acquisition ne sont plus amortis et doivent être soumis à un test de dépréciation annuel, en comparant la juste valeur des actifs à leur valeur comptable. Les actifs incorporels dont la durée de vie est limitée continueront d'être amortis sur leur durée de vie utile.

Conformément aux dispositions transitoires des nouvelles recommandations, nous avons effectué le test de dépréciation de nos écarts d'acquisition et avons déterminé qu'aucune baisse de valeur n'était nécessaire. De plus, nous avons reclassé, des écarts d'acquisition aux concessions forestières et terrains boisés, présentés sous le poste Terrains, bâtiments et matériel, un montant de 12 millions de dollars provenant d'acquisitions d'exercices antérieurs et répondant aux critères de constatation séparément des écarts d'acquisition. En 2001, la charge d'amortissement des écarts d'acquisition s'élevait à 1 million de dollars par trimestre, soit 4 millions de dollars pour l'exercice.

Perspectives

L'amélioration de l'équilibre entre l'offre et la demande pour les papiers non couchés présente des perspectives intéressantes pour le potentiel à moyen et à long terme de ce secteur d'activités. La mise en œuvre rigoureuse de nos deux programmes d'amélioration de la rentabilité nous positionne bien pour tirer avantage de la reprise économique et pour offrir un rendement de l'avoir des actionnaires d'au moins 15 % sur la durée d'un cycle normal.

États financiers consolidés

Résultats consolidés

(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 septembre			Neuf mois terminés le 30 septembre		
	2002	2002	2001	2002	2002	2001
	(non vérifiés)			(non vérifiés)		
			Redressés (note 2)			Redressés (note 2)
	$ US (note 3)	$	$	$ US (note 3)	$	$
Ventes nettes	877	1 390	1 177	2 607	4 134	3 075
Charges d'exploitation						
Coût des produits vendus	684	1 085	940	2 064	3 273	2 443
Frais de vente, généraux et d'administration	46	72	74	150	238	182
Amortissement	61	97	80	184	292	201
Frais de fermeture (note 6)	–	–	–	29	45	–
	791	1 254	1 094	2 427	3 848	2 826
Bénéfice d'exploitation	86	136	83	180	286	249
Charge de financement	32	51	64	92	146	114
Amortissement du gain reporté	(1)	(2)	(1)	(3)	(4)	(3)
Bénéfice avant impôts sur les bénéfices	55	87	20	91	144	138
Impôts sur les bénéfices (note 8)	18	28	6	26	41	16
Bénéfice net	37	59	14	65	103	122
Par action ordinaire (note 5)						
Bénéfice net						
De base	0,16	0,26	0,08	0,28	0,45	0,66
Dilué	0,16	0,26	0,08	0,28	0,45	0,66
Nombre moyen pondéré d'actions ordinaires en circulation (millions)						
De base	227,4	227,4	180,8	227,1	227,1	180,6
Dilué	228,3	228,3	181,6	228,0	228,0	181,4

Les notes afférentes font partie intégrante des états financiers consolidés.

Bénéfices non répartis consolidés

(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 septembre			Neuf mois terminés le 30 septembre		
	2002	2002	2001	2002	2002	2001
	(non vérifiés)			(non vérifiés)		
			Redressés (note 2)			Redressés (note 2)
	$ US (note 3)	$	$	$ US (note 3)	$	$
Bénéfices non répartis à l'ouverture de la période – tels que présentés	424	672	652	428	679	557
Effet cumulatif des changements de conventions comptables (note 2)	–	–	(24)	(21)	(34)	(22)
Bénéfices non répartis à l'ouverture de la période – tels que redressés	424	672	628	407	645	535
Bénéfice net	37	59	14	65	103	122
Dividendes sur les actions ordinaires	(5)	(8)	(6)	(15)	(24)	(18)
Dividendes sur les actions privilégiées	–	–	–	(1)	(1)	(2)
Prime au rachat aux fins d'annulation des actions ordinaires	–	–	–	–	–	(1)
Bénéfices non répartis à la clôture de la période	456	723	636	456	723	636

Les notes afférentes font partie intégrante des états financiers consolidés.

Bilans consolidés

(en millions de dollars canadiens, sauf indication contraire)	30 septembre 2002 (non vérifiés)	30 septembre 2002 (non vérifiés)	31 décembre 2001 Redressés (note 2)
	$ US (note 3)	$	$
Actif			
Actif à court terme			
Espèces et quasi-espèces	46	73	36
Débiteurs	269	426	300
Stocks	448	711	779
Frais payés d'avance	17	27	24
Impôts futurs	18	29	29
	798	1 266	1 168
Terrains, bâtiments et matériel	3 431	5 441	5 612
Écarts d'acquisition	51	79	62
Autres éléments d'actifs	108	172	213
	4 388	6 958	7 055
Passif et avoir des actionnaires			
Passif à court terme			
Dette bancaire	26	41	45
Fournisseurs et autres créditeurs	486	771	719
Impôts sur les bénéfices et autres taxes à payer	27	43	19
Tranche de la dette à long terme échéant à moins d'un an	38	60	38
	577	915	821
Dette à long terme	1 649	2 615	2 872
Impôts futurs	347	551	528
Autres éléments de passif et crédits reportés	223	353	408
Avoir des actionnaires			
Actions privilégiées	29	46	48
Actions ordinaires	1 103	1 749	1 731
Surplus d'apport	1	2	–
Bénéfices non répartis	456	723	645
Redressements cumulés de conversion des devises étrangères	3	4	2
	1 592	2 524	2 426
	4 388	6 958	7 055

Les notes afférentes font partie intégrante des états financiers consolidés.

Flux de trésorerie consolidés

(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 septembre			Neuf mois terminés le 30 septembre		
	2002	2002	2001	2002	2002	2001
	(non vérifiés)			(non vérifiés)		
			Redressés (note 2)			Redressés (note 2)
	$ US (note 3)	$	$	$ US (note 3)	$	$
Activités d'exploitation						
Bénéfice net	37	59	14	65	103	122
Éléments hors caisse :						
Amortissement	61	97	80	193	306	201
Impôts futurs	13	20	(16)	13	21	(29)
Amortissement du gain reporté	(1)	(2)	(1)	(2)	(4)	(3)
Frais de fermeture excluant la dévaluation des terrains, bâtiments et matériel (note 6)	–	–	–	20	31	–
Paiement des frais de fermeture	(3)	(4)	–	(3)	(4)	–
Autres	4	6	21	8	13	28
	111	176	98	294	466	319
Variation des éléments du fonds de roulement et autres éléments						
Débiteurs	(38)	(61)	23	(59)	(94)	6
Stocks	6	10	3	43	69	(21)
Frais payés d'avance	–	–	(2)	(1)	(2)	(7)
Fournisseurs et autres créditeurs	8	12	22	(32)	(50)	(22)
Impôts sur les bénéfices et autres taxes à payer	16	25	9	16	25	16
Autres	4	7	–	8	13	–
	(4)	(7)	55	(25)	(39)	(28)
Flux de trésorerie provenant des activitiés d'exploitation	107	169	153	269	427	291
Activités d'investissement						
Acquisitions nettes de terrains, bâtiments et matériel	(31)	(50)	(80)	(75)	(119)	(192)
Acquisitions d'entreprises (note 4)	–	–	(2 563)	(17)	(27)	(2 588)
Autres	4	7	4	(5)	(8)	(13)
Flux de trésorerie utilisés par les activités d'investissement	(27)	(43)	(2 639)	(97)	(154)	(2 793)
Activités de financement						
Dividendes versés	(5)	(8)	(7)	(16)	(25)	(21)
Évolution de la dette bancaire	4	6	58	(2)	(4)	27
Évolution des crédits bancaires renouvelables, déduction faite des frais	(5)	(7)	(240)	18	29	(178)
Émissions de dette à long terme, déduction faite des frais	–	–	2 891	–	–	2 891
Remboursement de la dette à long terme	(69)	(110)	(201)	(159)	(252)	(217)
Émissions d'actions ordinaires, déduction faite des frais	2	3	2	11	18	5
Rachats d'actions privilégiées	(1)	(1)	(1)	(1)	(2)	(2)
Flux de trésorerie provenant des (utilisés par les) activités de financement	(74)	(117)	2 502	(149)	(236)	2 505
Augmentation nette des espèces et quasi-espèces	6	9	16	23	37	3
Espèces et quasi-espèces à l'ouverture de la période	40	64	16	23	36	29
Espèces et quasi-espèces à la clôture de la période	46	73	32	46	73	32

Les notes afférentes font partie intégrante des états financiers consolidés.

Notes

Trois mois et neuf mois terminés le 30 septembre (non vérifiés)
(en millions de dollars canadiens, sauf indication contraire)

1. Mode de présentation

De l'avis de la direction, les états financiers consolidés intermédiaires non vérifiés ci-joints, dressés selon les principes comptables généralement reconnus du Canada, contiennent tous les ajustements nécessaires pour présenter fidèlement la situation financière de Domtar Inc. (Domtar) au 30 septembre 2002 et au 31 décembre 2001, ainsi que les résultats de son exploitation et ses flux de trésorerie pour les trois mois et neuf mois terminés le 30 septembre 2002 et 2001.

Bien que la direction estime que l'information est divulguée de façon adéquate, ces états financiers consolidés intermédiaires non vérifiés et les notes afférentes devraient être lus conjointement avec les états financiers consolidés annuels de Domtar.

Les conventions comptables utilisées dans la préparation de ces états financiers consolidés intermédiaires non vérifiés sont les mêmes que celles utilisées pour les plus récents états financiers consolidés annuels, à l'exception des changements décrits à la note 2.

2. Changements de conventions comptables

Rémunérations et autres paiements à base d'actions

Avec prise d'effet le 1er janvier 2002, Domtar a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) *concernant les rémunérations et autres paiements à base* d'actions. Ces recommandations exigent qu'une méthode de comptabilisation à la juste valeur soit utilisée pour comptabiliser les paiements à base d'actions faits à des non-salariés. Les recommandations n'exigent pas l'utilisation de la méthode de la juste valeur pour la comptabilisation des attributions à base d'actions aux employés, à l'exception de certains types de rémunérations à base d'actions qui rencontrent des critères spécifiques.

Domtar a choisi d'enregistrer une charge pour les options octroyées à ses employés en utilisant la méthode de la juste valeur. Conformément aux dispositions transitoires des nouvelles recommandations, Domtar a adopté les nouvelles recommandations ayant trait aux attributions consenties après le 1er janvier 2002. L'effet de l'adoption de ces recommandations, pour la période de neuf mois terminée le 30 septembre 2002, est une charge de 3 millions de dollars.

Conversion des devises étrangères

Avec prise d'effet le 1er janvier 2002, Domtar a adopté les recommandations modifiées de l'ICCA concernant la comptabilisation de la conversion des devises étrangères. Ces recommandations éliminent l'exigence relative au report et à l'amortissement des gains et pertes de change non réalisés sur un élément monétaire libellé en devises étrangères dont la durée de vie prédéterminée ou prévisible s'étend au-delà de la fin de l'exercice subséquent.

Conformément aux dispositions transitoires des recommandations *modifiées, Domtar a appliqué les recommandations de manière* rétroactive avec redressement des exercices antérieurs.

L'effet cumulatif de l'adoption des recommandations, totalisant 32 millions de dollars (22 millions de dollars, déduction faite des impôts) a été porté en réduction du solde des Bénéfices non répartis à l'ouverture de l'exercice terminé le 31 décembre 2001. La charge de financement des trois mois et neuf mois terminés le 30 septembre 2001 a été augmentée de 11 millions de dollars (8 millions de dollars, déduction faite des impôts) et de 13 millions de dollars (10 millions de dollars, déduction faite des impôts), respectivement, pour refléter l'application de ces recommandations. La charge de financement de l'exercice terminé le 31 décembre 2001 a été augmentée de 15 millions de dollars (12 millions de dollars, déduction faite des impôts).

La Société a désigné toute sa dette à long terme libellée en dollars US comme couverture de l'investissement net dans des filiales étrangères autonomes et, si nécessaire, comme couverture de ses rentrées futures continues en dollars US. Pour la dette désignée comme couverture de l'investissement net dans les filiales étrangères autonomes, les gains et pertes de change sont inclus dans le poste Redressements cumulés de conversion des devises étrangères. Pour le reste de la dette à long terme libellée en dollars US désignée comme couverture des rentrées futures continues en dollars US, les gains et pertes de change sont reportés et constatés aux résultats lors du remboursement de la dette ou lorsque les couvertures cessent d'être efficaces.

Norampac (une coentreprise détenue à parts égales par la Société et Cascades inc.) a désigné une partie de sa dette à long terme libellée en dollars US comme couverture de l'investissement net *dans des filiales étrangères autonomes. Pour la dette désignée* comme couverture de l'investissement net dans les filiales étrangères autonomes, les gains et pertes de change sont inclus dans le poste Redressements cumulés de conversion des devises étrangères. Pour le reste de la dette libellée en dollars US, les gains et pertes de change sont inclus dans le poste Charge de financement.

Écarts d'acquisition et autres actifs incorporels

Avec prise d'effet le 1er janvier 2002, Domtar a adopté les nouvelles recommandations de l'ICCA concernant la comptabilisation des écarts d'acquisition et autres actifs incorporels, en vertu desquelles les actifs incorporels d'une durée de vie indéfinie et les écarts d'acquisition ne sont plus amortis et doivent être soumis à un test de dépréciation annuel, en comparant la juste valeur des actifs à leur valeur comptable. Les actifs incorporels dont la durée de vie est limitée continueront d'être amortis sur leur durée de vie utile.

Conformément aux dispositions transitoires des nouvelles recommandations, Domtar a effectué le test de dépréciation de ses écarts d'acquisition et a déterminé qu'aucune baisse de valeur n'était nécessaire. De plus, la Société a reclassé, des écarts d'acquisition aux concessions forestières et terrains boisés, présentés sous le poste Terrains, bâtiments et matériel, un montant de 12 millions de dollars provenant d'acquisitions d'exercices antérieurs et répondant aux critères de constatation séparément des écarts d'acquisition. En 2001, la charge d'amortissement des écarts d'acquisition *s'élevait à 1 million de dollars par trimestre, soit 4 millions de* dollars pour l'exercice.

3. Montants en dollars US

Les états financiers consolidés intermédiaires non vérifiés sont exprimés en dollars canadiens et seulement pour le bénéfice du lecteur, les états financiers de 2002 ainsi que les tableaux de certaines notes afférentes ont été convertis en dollars US au taux de clôture du mois de septembre 2002 de 1,5858 dollar canadien pour 1 dollar US. Cette conversion ne doit pas être considérée comme une application des recommandations comptables relatives à la conversion des devises étrangères, mais comme une information supplémentaire fournie au lecteur.

4. Acquisitions d'entreprises

Le 21 janvier 2002, Norampac a acquis toutes les actions émises et en circulation de Star Container Corp., une usine de transformation de cartonnage ondulé située à Leominster (Massachusetts), pour une contrepartie totale d'approximativement 50 millions de dollars payée comptant. De plus, au cours de 2002, Norampac a procédé à certaines autres acquisitions pour une contrepartie totale de 3 millions de dollars payée comptant. La quote-part de la Société pour 2002 est de 27 millions de dollars.

5. Bénéfice par action

Le tableau suivant présente le rapprochement entre le bénéfice de base par action et le bénéfice dilué par action :

	Trois mois terminés le 30 septembre			Neuf mois terminés le 30 septembre		
	2002	2002	2001	2002	2002	2001
	(non vérifiés)			(non vérifiés)		
			Redressés (note 2)			Redressés (note 2)
	$ US (note 3)	$	$	$ US (note 3)	$	$
Bénéfice net	37	59	14	65	103	122
Montant requis pour les dividendes sur les actions privilégiées	–	–	–	1	1	2
Bénéfice net se rapportant aux actions ordinaires	37	59	14	64	102	120
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	227,4	227,4	180,8	227,1	227,1	180,6
Effet de dilution des options d'achat d'actions (millions)	0,9	0,9	0,8	0,9	0,9	0,8
Nombre moyen pondéré d'actions ordinaires dilué en circulation (millions)	228,3	228,3	181,6	228,0	228,0	181,4
Bénéfice par action de base	0,16	0,26	0,08	0,28	0,45	0,66
Bénéfice par action dilué	0,16	0,26	0,08	0,28	0,45	0,66

6. Frais de fermeture

Le 27 mars 2002, Domtar a annoncé la fermeture définitive de l'usine de St. Catharines en Ontario, ainsi que d'une machine à papier à l'usine de Nekoosa au Wisconsin. La fermeture de l'usine de St. Catharines, survenue à la fin de septembre 2002, s'est traduite par une charge au premier trimestre de 2002 de 45 millions de dollars (30 millions de dollars, déduction faite des impôts, soit 13 cents par action ordinaire), incluant 14 millions de dollars de charges pour la dévaluation de terrains, de bâtiments et de matériel à leur valeur de réalisation estimative, et 31 millions de dollars de charges pour les autres engagements et éventualités liés à cette usine.

La fermeture d'une machine à papier à l'usine de Nekoosa, acquise durant le troisième trimestre de 2001, découlait d'une étude depuis son acquisition. Conformément aux recommandations de l'ICCA, les charges concernant la fermeture de cette machine à papier, de 10 millions de dollars (6 millions de dollars US), sont comptabilisées comme partie intégrante de la ventilation du prix d'acquisition entre les actifs acquis et les passifs assumés à la date d'acquisition et, par conséquent, n'affectent pas les résultats de la période de neuf mois terminée le 30 septembre 2002.

7.

Informations sectorielles

Domtar compte quatre secteurs isolables décrits ci-après. Chacun de ces secteurs offre différents produits et services et applique des stratégies différentes en matière de technologie et de commercialisation. Le résumé qui suit décrit les activités de chacun des secteurs isolables de Domtar :

Papiers – secteur qui regroupe la fabrication et la distribution des papiers d'affaires, d'impression et de publication, à usage technique et de spécialité, ainsi que de la pâte.

Marchands de papier – secteur qui achète, entrepose, vend et distribue des papiers d'affaires et d'impression, des fournitures d'arts graphiques et des produits industriels fabriqués par les usines de papier de Domtar de même que par d'autres fabricants.

Bois – secteur qui comprend la fabrication et la distribution de bois d'œuvre et des produits dérivés du bois à valeur ajoutée, ainsi que la gestion des ressources forestières.

Emballages – secteur qui comprend la participation de 50 % de la Société dans Norampac, une entreprise qui fabrique et distribue des cartons-caisses et des cartonnages ondulés.

Domtar évalue la performance selon le bénéfice d'exploitation, à savoir les ventes, reflétant les prix de cession interne entre les secteurs à la juste valeur, moins les frais imputables avant la charge de financement et les impôts sur les bénéfices. Les actifs sectoriels sont les actifs utilisés directement dans les activités d'exploitation du secteur.

Données sectorielles

	Trois mois terminés le 30 septembre			Neuf mois terminés le 30 septembre		
	2002	2002	2001	2002	2002	2001
	(non vérifiés)			(non vérifiés)		
	$ US (note 3)	$	$	$ US (note 3)	$	$
Ventes nettes						
Papiers	571	905	709	1 676	2 658	1 676
Marchands de papier	189	300	291	566	897	903
Bois[a]	83	131	126	276	437	374
Emballages	100	159	144	289	459	414
Total des secteurs isolables	943	1 495	1 270	2 807	4 451	3 367
Ventes intersectorielles – Papiers	(45)	(72)	(71)	(154)	(245)	(216)
Ventes intersectorielles – Bois	(20)	(31)	(20)	(42)	(66)	(69)
Ventes intersectorielles – Emballages	(1)	(2)	(2)	(4)	(6)	(7)
Ventes nettes consolidées	877	1 390	1 177	2 607	4 134	3 075
Amortissement						
Papiers[b]	50	79	62	158	250	152
Marchands de papier	–	–	1	1	2	3
Bois	6	10	9	18	29	23
Emballages	5	8	7	15	23	21
Total des secteurs isolables	61	97	79	192	304	199
Siège social	–	–	1	1	2	2
Amortissement consolidé	61	97	80	193	306	201
Bénéfice (perte) d'exploitation						
Papiers[b][c]	76	121	59	125	199	177
Marchands de papier	4	6	3	13	20	13
Bois[a]	(6)	(10)	(4)	8	13	(20)
Emballages	13	21	25	35	56	65
Total des secteurs isolables	87	138	83	181	288	235
Siège social[d]	(1)	(2)	–	(1)	(2)	14
Bénéfice d'exploitation consolidé	86	136	83	180	286	249

7.
Informations sectorielles (suite)

	Trois mois terminés le 30 septembre			Neuf mois terminés le 30 septembre		
	2002	2002	2001	2002	2002	2001
	(non vérifiés)			(non vérifiés)		
	$ US (note 3)	$	$	$ US (note 3)	$	$
Acquisitions nettes de terrains, bâtiments et matériel						
Papiers	20	32	45	48	76	108
Marchands de papier	–	1	1	1	2	4
Bois	8	12	20	15	23	49
Emballages	5	8	12	11	18	29
Total des secteurs isolables	33	53	78	75	119	190
Siège social	1	2	3	4	6	5
Cessions de terrains, bâtiments et matériel	(3)	(5)	(1)	(4)	(6)	(3)
Acquisitions consolidées nettes de terrains, bâtiments et matériel	31	50	80	75	119	192

	30 septembre 2002 (non vérifiés)	30 septembre 2002 (non vérifiés)	31 décembre 2001 Redressés (note 2)
	$ US (note 3)	$	$
Actif sectoriel			
Papiers	3 355	5 320	5 512
Marchands de papier	117	185	208
Bois	382	606	563
Emballages	423	671	626
Total des secteurs isolables	4 277	6 782	6 909
Siège social	111	176	146
Actif consolidé	4 388	6 958	7 055

(a) Les ventes nettes et le bénéfice d'exploitation des neuf mois terminés le 30 septembre 2002 comprennent le renversement d'une provision relative aux droits compensatoires et antidumping sur les exportations de bois d'œuvre résineux aux États-Unis de 20 millions de dollars, constituée au cours des troisième et quatrième trimestres de 2001; 6 millions de dollars et 14 millions de dollars respectivement.
(b) Les résultats cumulatifs de 2002 comprennent une charge de 45 millions de dollars, incluant 14 millions de dollars pour la dévaluation de terrains, de bâtiments et de matériel relativement à la fermeture définitive de l'usine de St. Catharines en Ontario.
(c) Les périodes de trois et neuf mois terminées le 30 septembre 2002 comprennent un montant de 12 millions de dollars, enregistré en réduction du coût des produits vendus, provenant de crédits d'impôts à l'investissement relatifs à des dépenses de recherche et développement d'années antérieures.
(d) La période de neuf mois terminée le 30 septembre 2001 comprend un montant de 14 millions de dollars provenant principalement du rachat de certaines polices d'assurance.

8.
Impôts sur les bénéfices

En juin 2001, les impôts sur les bénéfices ont été réduits de 33 millions de dollars pour refléter la baisse des taux d'imposition prévus par la loi. À l'exclusion de cet élément, les impôts sur les bénéfices pour les neuf mois terminés le 30 septembre 2001 auraient été de 49 millions de dollars.

9.
Instruments financiers dérivés

Au cours de la période de trois mois terminée le 30 septembre 2002, la Société a conclu des contrats de swaps réglés en espèces en vue de gérer son exposition au risque de prix à l'égard des ventes de pâte kraft blanchie de résineux du Nord (KBRN). Ces contrats, débutant en novembre 2002 et se terminant en octobre 2005, fixent le prix de vente à 558 dollars US par tonne métrique pour 1 500 tonnes métriques de pâte KBRN par mois sur 36 mois.

10.
Chiffres comparatifs

Certains chiffres comparatifs ont été reclassés en fonction de la présentation des états financiers adoptée au cours de l'exercice.

Papiers
60 %[1]



Votre vie, nos produits

Clients	Produits	Applications
Entreprises Résidences privées Imprimeur-rapide	**Papiers d'affaires** Numérique haut de gamme Reprographie/technologie	Photocopies Documents de bureau Présentations
Éditeurs commerciaux Imprimeurs	**Papier d'impression commerciale** Offset Opaque Couché	Dépliants Brochures Publipostage Impression commerciale Formulaires et enveloppes
Designers	**Papiers design** Édition, couverture et écriture Haut de gamme couché	Rapports annuels Papeterie Impression haute gamme
Éditeurs commerciaux	**Papiers de publication** Non couchés légers Couchés légers Papier pour édition	Livres Catalogues Magazines
Convertisseurs Fabricants de produits finis	**Papiers d'usage technique et de spécialité** Emballages souples Papiers pour étiquettes Fournitures médicales jetables Papiers décoratifs	Emballages pour aliments et friandises Blouses de chirurgien Papiers pour chèques Papier peint
Centres de rénovation domiciliaire Grossistes et distributeurs	**Bois d'œuvre à valeur ajoutée et bois de dimensions** Premium, Catégorie J, Platelage de patio, bois classé par contrainte mécanique (MSR), I-Joist Bois de dimensions Bois de colombage	Construction et rénovation Construction résidentielle
Usines de seconde transformation du bois	**Composantes de bois** Composantes de bois	Seconde transformation en châssis de lits, en étagères, en composantes de portes et fenêtres, etc.
Fabricants de cartons-caisses Utilisateurs finaux de cartons-caisses	**Emballages** Boîtes de carton ondulé fabriquées selon les spécifications du client	Emballages variés de très petits à de très grands objets

Marchands de papier
22 %[1]



Bois
7 %[1]

Emballages
11 %[1]



(1) Selon les ventes nettes du 3e trimestre de 2002.

3. Domtar Inc. Troisième trimestre 2002

Faits saillants

Ventes nettes
(en millions de $ CA)


954 945 954 944 1 117 1 302 1 328 1416 1 390
T3 T4 T1 T2 T3 T4 T1 T2 T3
2000² □2001² ■2002

BAIIA¹
(en millions de $ CA)


181 157 138 149 163 157 128 217 233
T3 T4 T1 T2 T3 T4 T1 T2 T3

Bénéfice (perte) net(te)
(en millions de $ CA)


57 80 87 21 14 18 (11) 55 59
T3 T4 T1 T2 T3 T4 T1 T2 T3

Bénéfice (perte) net(te)
par action de base (en $ CA)


0,31 0,43 0,48 0,11 0,08 0,08 (0,05) 0,24 0,26
T3 T4 T1 T2 T3 T4 T1 T2 T3

Statistiques financières choisies

(en millions de dollars canadiens, sauf indication contraire)	Trois mois terminés le 30 septembre (non vérifié)	30 juin	30 septembre²	Exercice terminé le 31 décembre²	
	2002	2002	2001	2001	2000
	$	$	$	$	$
Résultats d'exploitation					
Ventes nettes	1 390	1 416	1 177	4 377	3 598
BAIIA¹	233	217	163	607	715
Bénéfice d'exploitation	136	118	83	313	476
Charge de financement	51	43	64	167	119
Bénéfice net	59	55	14	140	262
Bénéfice net par action ordinaire	0,26	0,24	0,08	0,72	1,42
Flux de trésorerie provenant des activités d'exploitation par action ordinaire	0,74	1,13	0,85	3,80	3,21
Nombre moyen pondéré d'actions ordinaires en circulation (millions)	227,4	227,3	180,8	191,2	182,9
Données du bilan					
Actif total	6 958			7 055	4 235
Dette à long terme	2 675			2 872	973
Avoir des actionnaires	2 524			2 426	1 809
Dette nette aux capitaux totaux	51 %			55 %	36 %
Valeur comptable par action ordinaire	10,89			10,51	9,79
Autres					
Flux de trésorerie provenant des activités d'exploitation	169			727	587
Flux de trésorerie disponibles	119			441	345
Rendement de l'avoir des actionnaires (RAA)	10 %			7 %	16 %

¹ Bénéfice avant la charge de financement, les impôts sur les bénéfices et l'amortissement.

² Chiffres redressés à la suite de l'adoption des recommandations comptables modifiées.

Rendement comparatif – DTC Indice : 1998 = 1


2,0
1,5
1,0
0,5
DTC
S&P 500 Matériaux
S&P/TSX
98 99 00 01 02

Cours de l'action de Domtar


$
25
20
15
10
5
Haut
Fermeture
Bas
98 99 00 01 02

Domtar